08058417

aerovironment

Annual Report 2008

Delivering on Our Commitments

AeroVironment, Inc. develops, produces, sells and supports breakthrough unmanned aircraft systems (UAS) and efficient energy systems (EES) that help our customers succeed. We meet our commitments to our customers by anticipating their future needs – and designing innovative, intuitive and reliable solutions to address those needs.

Doing what we say we will do in all of our relationships supports one of our core values, namely promoting trust and integrity with our stakeholders.

Financial Highlights

In fiscal year 2008, we set goals of 20 to 25 percent revenue growth with 12 to 14 percent operating margin. We met those goals with year-over-year revenue growth of 24 percent and an operating margin of 13 percent.

In thousands except for share and per share data	*2008*	*2007*	*2006*
Revenue by Segment			
UAS	$186,615	$146,538	$111,104
PosiCharge Systems	18,613	17,575	19,928
Energy Technology Center	10,518	9,608	8,325
Total Revenue	215,746	173,721	139,357
Income from Operations	28,444	30,501	15,851
Net Income	21,386	20,718	11,208
EPS Fully Diluted	1.00	1.22	0.75
Total Assets	202,779	168,177	64,950
Stockholders' Equity	169,740	136,423	34,303

Share Price

Fiscal Year Ended April 30, 2008	*High*	*Low*
First Quarter	$23.43	$19.76
Second Quarter	26.93	17.97
Third Quarter	26.52	20.26
Fourth Quarter	24.35	18.44

Fiscal Year Ended April 30, 2007	*High*	*Low*
January 23, 2007 – January 27, 2007	$26.22	$22.60
Fourth Quarter	24.50	20.50

Stockholders' Equity includes the January 22, 2007 IPO proceeds of $80.5 million.


$215,746
$173,721
$139,357
06
07
08
18%
13%
11%
06
07
08

REVENUE
In thousands

OPERATING MARGIN
Percentage


$20,718
$21,386
$11,208
06
07
08
$169,740
$136,423
$34,303
06
07
08

NET INCOME
In thousands

STOCKHOLDERS' EQUITY
In thousands

AeroVironment, Inc. develops, produces and supports innovative system solutions that enable our customers to improve dramatically their ability to compete through increased productivity, safety and efficiency.



Fellow stockholders:

Focusing on unmanned aircraft systems and efficient energy systems, we are relentlessly committed to delivering and supporting innovations that help our customers win. Moreover, we continue to identify and develop groundbreaking solutions that satisfy our customers' ever-evolving needs while creating new market opportunities for us to penetrate.



543
494
422
06
07
08

EMPLOYEES

Our achievements during the fiscal year ending April 30, 2008 illustrate our commitment to providing our customers with efficient, reliable and fully supported solutions to address their challenges.

- We transitioned our one-pound Wasp III micro air vehicle system into full-rate production to fill U.S. Air Force and U.S. Marine Corps orders under the BATMAV program.
- We won a competitive award to develop our Global Observer stratospheric persistent UAS under a $57 million Joint Capabilities Technology Demonstration (JCTD) program.
- We grew our UAS spares and repairs business to maintain a high level of operational availability for our Raven and Wasp systems.
- We expanded our international customer base with more allied customers adopting Raven.
- We achieved important milestones in several technology development programs, including Global Observer, Switchblade and Digital Data Link.
- We were notified, early in the new 2009 fiscal year, that the U.S. Special Operations Command (USSOCOM) selected our Puma AE as its All Environment Capable Variant UAS.

- We increased the number of clean energy generating Architectural Wind™ early adopter systems purchased and installed by our customers.
- We demonstrated our PosiCharge™ technology as fast-charge infrastructure for on-road electric vehicle demonstrations in both the United States and in Europe.
- We added new, talented people to our team and maintained an environment where our people contribute, grow and advance.

We believe these accomplishments, and the increasing momentum in short- and long-term growth that they represent, demonstrate that we consistently do what we say we are going to do. Our customers find that our solutions, while cutting edge, are designed to be intuitive and reliable as well as efficient. The trust we have built is especially critical in emerging, highly technical market segments where satisfying early adopters is a key requirement for continued success. By delivering on our promises throughout the early adoption phase, we increase the probability that markets will grow into larger opportunities. This is a key enabler of our future success, as well as an important differentiator in a marketplace full of new technology offerings.

Part of positioning the company for growth involves organizing ourselves in a manner that makes us efficient and effective. In May, we announced that we would combine our PosiCharge™ Systems and Energy Technology Center into a single operating segment called Efficient Energy Systems, or EES. Starting with our Q1 FY '09 cycle, we will report these as a single segment. This is essentially the organizational combination that worked very well for us two years ago when we combined the group that was performing UAS R&D with our small UAS production business. EES is designed to address the increasing economic and environmental value of efficient electric energy solutions. It will use the critical mass of its combined resources to focus on two major areas, clean transportation and clean energy systems. PosiCharge™ for industrial vehicles, PosiCharge™ for on-road vehicles, electric vehicle test systems and Architectural Wind™ are representative of the innovative solutions we intend to offer from this integrated group.

The markets in which we operate remain competitive, and we remain vigilant regarding existing, new and potential competitors. In the case of small UAS we have won each of the four U.S. Department of Defense full and open competitions to date for programs of record involving this class of technology. A number of factors contribute to our successful track record. First is that we are competing in market segments that we helped to create and that we have focused on for years. Second, we built our competitive strategy from the ground up to anticipate and satisfy our customers' most important needs. Third, our capabilities are focused on a limited set of markets where we are committed to winning every competition we enter and expanding every customer relationship we have. Fourth, I think we have a strategic advantage afforded by our size relative to others, combining focus, agility and prime system contractor capabilities that enable us to earn significant market share in small UAS. Finally, our joint and inter-operable ground control unit serves as the common user interface for all of our small unmanned air vehicles, reflecting an important aspect of our system solution approach that I believe delivers additional value to our customers.

I encourage anyone evaluating AV's potential to consider our amazing team. We identify and recruit the best professionals for the work we are doing and then enable them to transform their innovative visions into breakthrough solutions for our customers.

In closing, I want to thank every member of our team for their extraordinary drive and dedication. I also want to express my gratitude to our loyal customers, excellent suppliers and you, our stockholders. We value your trust and support as we continue to identify and develop groundbreaking solutions that help our customers win.

Timothy E. Conver
Chairman, Chief Executive Officer & President



Unmanned Aircraft Systems (UAS)

AV is a world leader in UAS design and manufacture. We introduced the first true small UAS for military use, Pointer, in 1986.

Today, the small UAS is embedded in military planning, training and operations. The technology also benefits customers beyond the military.



9,818
6,144
3,836
06
07
08

CUMULATIVE SMALL UNMANNED AIRCRAFT DELIVERED
Includes new and equivalent refurbished aircraft

We anticipate further UAS adoption in fiscal year 2009 and beyond as five factors propel our growth in this sector.

Existing Markets and Applications Our Raven continues to dominate the small UAS market, and Wasp is now generating its own demand within the military.

Spares, Repairs and Training As the number of aircraft in use increases, so does the need for reliable service and support.

System Upgrades Our customers are upgrading their previously purchased Ravens to the Raven B configuration, and our next Raven product improvement program is underway. We also plan to introduce Digital Data Link, a new communications and control capability designed to enhance the flexibility and interoperability of our small UAS.

Expanding Markets and Applications We have received orders from Italy, Denmark, Spain and the Netherlands for the Raven and are pursuing additional international opportunities. Simultaneously, we see potential domestic uses of small UAS for border patrol, law enforcement, infrastructure monitoring and emergency response.



ISR (intelligence, surveillance and reconnaissance) refers to gathering and distributing information across the battlefield. AV's UAS provide an invaluable vantage point that contributes to ISR superiority.



John Grabowsky
Executive Vice President and General Manager
Unmanned Aircraft Systems

Above left The Raven small UAS is a valuable ISR tool for the U.S. military.

Above right Global Observer is a large UAS designed to operate like a stratospheric satellite, providing communications and remote sensing capabilities over any spot on the earth.

Introduction of New Systems With the recent introduction of Puma AE (All Environment), AV expanded the breadth of our UAS product family. Two other customer-funded development projects – Global Observer and Switchblade – are broadening the UAS category. Global Observer is a large UAS that will operate at up to 65,000 feet on flights lasting up to a week. A two-airplane system with one airplane replacing the other once per week will provide persistent, affordable communications relay and ISR much like a geosynchronous satellite would, but much more affordably and 2,000 times closer to earth. Switchblade is a small, tube-launched aircraft in development that integrates ISR with small munitions, potentially making it an invaluable tool for ground forces.

As with all of our initiatives, we design and improve our UAS through close coordination with our customers. We solicit their input throughout the design and development process. And we partner with them after delivery to ensure that our UAS deliver the reliability, effectiveness, efficiency and ease-of-use that has become one of our defining characteristics.



Efficient Energy Systems (EES)

AV has long been a pioneer in generating, transforming, storing and using energy from alternative sources to reduce our environmental impact.

Four of our electric vehicles are part of the Smithsonian Institution's collection. Yet we are proudest of the groundbreaking technologies we provide to our customers in real-world applications.



24,000
18,300
12,500
06
07
08

TONS OF CO2 REDUCED BY POSICHARGE™ INSTALLATIONS

Annual estimates based on internal analysis

In fiscal year 2009, we consolidated our PosiCharge™ and Energy Technology Center segments into the Efficient Energy Systems (EES) segment, which focuses on clean transportation and clean energy through the following offerings:

PosiCharge™ The most widely used electric vehicle (EV) fast-charge system in the world, PosiCharge™ systems support thousands of heavy-duty industrial electric vehicles every day. Currently at work in factories, warehouses and airports, our fast-charge technology allows our customers to recharge batteries quickly during scheduled breaks and shift changes. PosiCharge™ systems provide increased productivity, enhanced safety and improved energy efficiency while eliminating costly and space-consuming battery changing rooms. Our engineers have adapted our PosiCharge™ technology to support the next generation of advanced battery-enabled passenger and fleet electric vehicles.

EV Test Systems Our EV test systems continue to serve a growing and global pool of electric and hybrid electric vehicle developers. These innovators join our


PosiCharge
AeroVironment

E³T™ (efficient electric energy technology) describes AV's unique approach to energy efficiency and minimizing waste. Our efficient energy systems help our customers do more with much less.



Michael Bissonette
Vice President and General Manager
Efficient Energy Systems

Above left The 20kW Architectural Wind™ installation at the Boston Logan International Airport Office Center.

Above right PosiCharge™ industrial EV fast-charge systems increase efficiency and safety in facilities throughout North America.

core customer base, which already includes the world's leading automotive, battery, fuel cell, defense and utility R&D laboratories. With over 15 years of providing engineered EV test systems to our customers, these systems remain the standard for EV and hybrid EV testing and development.

Architectural Wind™ One of the unique clean energy solutions we are developing is a technology for capturing the power of the wind in urban environments. This approach enables cities and building owners to generate electricity from wind even if they do not have the space or desire for large wind turbines. We are pleased with our progress to date and with the response from our early-adopter customers. The development process is meticulous and iterative, and we continue to collaborate with our customers with an emphasis on performance, service and support.

In addition to working with our customers to develop solutions to their challenges, EES will continue to lever our expertise in E³T™ to provide R&D support for our existing businesses, to introduce innovative new solutions, and to provide custom engineering services to a broad range of customers.



Our dedicated people fuel AV's growth. They expand and refine the capabilities of our existing solutions, and they envision entirely new solutions to our customers' ever-evolving challenges.

Our People

AV's UAS, PosiCharge™ and electric vehicle test systems, among others, serve global defense, automotive, distribution, logistics and transportation customers.

Each business segment is managed by a dedicated team of engineering, sales, production, customer service, operations and marketing professionals to provide agile, responsive solutions and support. These teams build close relationships with our customers.

Above Our people are skilled at applying technology and engineering to develop innovative solutions that are easy to use and help our customers win.

Our external relationships ensure that we sustain a deep understanding of our customers' and our world's evolving needs. Staying aware of challenges, which are dynamic and ever-changing, motivates us to design new and better solutions. Seeing our customers' and our partners' approaches to improving productivity and efficiency triggers ideas for further refinements in our own technology platforms. Studying the ways that our customers use our products enables us to anticipate and eliminate points of confusion. Making products intuitive and reliable better ensures rapid adoption and market acceptance.

As much as we talk with our customers and as much as we benefit from those relationships, our richest source of inspiration often comes from one another. We recruit the best minds in our industries. We employ, retain and support the growth of experts in virtually all disciplines. And we establish cross-functional teams that ensure that experts from different disciplines can inspire one another. In return, our people continue to expand our horizons and help our customers win.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☑ Annual Report Under Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended April 30, 2008

☐ Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from to

Commission file number 001-33261

AEROVIRONMENT, INC.

(Exact name of registrant as specified in its charter)

Delaware	95-2705790
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
181 W. Huntington Drive, Suite 202 Monrovia, CA	91016
(Address of Principal Executive Offices)	*(Zip Code)*

Registrant's telephone number, including area code: (626) 357-9983

Securities registered pursuant to Section 12(b) of the Act:

Title of Class	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. *(Check One)*:

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ *(Do not check if a smaller reporting company)* Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the voting stock held by non-affiliates of the registrant, based on the closing price on the NASDAQ Global Select Market on October 26, 2007 was approximately $303.1 million.

As of June 13, 2008, the issuer had 20,642,655 shares of common stock, par value $0.0001 per share, issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the conclusion of the registrant's fiscal year ended April 30, 2008, are incorporated by reference into Part III of this Form 10-K.

Index to Form 10-K

PART I

Forward-Looking Statements

This Annual Report on Form 10-K, or Annual Report, contains forward-looking statements, which reflect our current views about future events and financial results. We have made these statements in reliance on the safe harbor created by the Private Securities Litigation Reform Act of 1995 (set forth in Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act). Forward-looking statements include our views on future financial results, financing sources, product development, capital requirements, market growth and the like, and are generally identified by terms such as "may," "will," "should," "could," "targets," "projects," "predicts," "contemplates," "anticipates," "believes," "estimates," "expects," "intends," "plans" and similar words. Forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors which could cause the actual results to differ materially from the forward-looking statement. These uncertainties and other factors include, among other things:

- unexpected technical and marketing difficulties inherent in major research and product development efforts;
- availability of U.S. government funding for defense procurement and research and development programs;
- the potential need for changes in our long-term strategy in response to future developments;
- unexpected changes in significant operating expenses, including components and raw materials;
- changes in the supply, demand and/or prices for our products;
- changes in the regulatory environment; and
- general economic and business conditions in the U.S. and elsewhere in the world.

Set forth below in Item 1A, "Risk Factors" are additional significant uncertainties and other factors affecting forward-looking statements. The reader should understand that the uncertainties and other factors identified in this Annual Report are not a comprehensive list of all the uncertainties and other factors that may affect forward-looking statements. We do not undertake any obligation to update or revise any forward-looking statements or the list of uncertainties and other factors that could affect those statements.

Item 1. Business.

Overview

We design, develop, produce and support a technologically-advanced portfolio of small unmanned aircraft systems, or UAS, that we supply primarily to organizations within the U.S. Department of Defense, or DoD, and fast charge systems for electric industrial vehicle batteries that we supply to commercial customers. We derive the majority of our revenue from these two business areas and we believe that both the small UAS and fast charge markets are in the early stages of development and have significant growth potential. Additionally, we believe that some of the innovative potential products in our research and development pipeline will emerge as new growth platforms in the future, creating market opportunities.

The success we have achieved with our current products stems from our investment in research and development and our ability to invent and deliver advanced solutions, utilizing our proprietary technologies, to help our government and commercial customers operate more effectively and efficiently. Our core technological capabilities, developed through more than 35 years of innovation, include lightweight aerostructures and electric propulsion systems, efficient electric energy systems and storage, high-density energy packaging, miniaturization, controls integration and systems engineering optimization.

Through our fiscal year ended April 30, 2008, we were organized into three segments based on our business operations, UAS, PosiCharge Systems, and Energy Technology Center, which focused primarily on the development of innovative, efficient electric energy technologies for internal and external customers, and also developed, produced and supported a line of electronic test equipment used for research and development activities. As of May 1, 2008, the operations of our PosiCharge Systems and Energy Technology Center were consolidated to form the newly named Efficient Energy Systems segment.

Our Strategy

We intend to grow our business by maintaining leadership in the markets for small UAS and fast charge systems and by creating new products that enable us to enter and lead new markets. Key components of this strategy include the following:

Expand Our Current Solutions to Existing and New Customers. Our small UAS and PosiCharge fast charge systems and services are leaders in their respective North American markets. We intend to increase the penetration of our small UAS products within the U.S. military, the military forces of allied nations and non-military U.S. customers. We believe that the increased use of our small UAS in the U.S. military will be a catalyst for increased demand by allied countries, and that our efforts to pursue new applications will help to create non-military opportunities. We similarly intend to increase the n of PosiCharge fast charge systems into existing and new customers in North America and globally.

Deliver Innovative Solutions. Innovation is the primary driver of our growth. We plan to continue research and development efforts to develop better, more capable products and services, both in response to and in anticipation of customer needs. We believe that by continuing to invest in research and development, we will continue to deliver innovative, new products that address market needs within and outside of our current target markets, enabling us to create new opportunities for growth.

Foster Our Entrepreneurial Culture and Continue to Attract, Develop and Retain Highly-Skilled Personnel. We have created a corporate culture that encourages innovation and an entrepreneurial spirit, which helps to attract highly-skilled professionals. We intend to nurture this culture to encourage the development of the innovative, highly technical solutions that give us our competitive advantage. A core component of our culture is the demonstration of trust and integrity in all of our interactions, contributing to a positive work environment and engendering trust among our customers.

Preserve Our Agility and Flexibility. We are able to respond rapidly to evolving markets and deliver new products and system capabilities quickly, efficiently and affordably. We believe that this ability helps us to strengthen our relationships with customers. We intend to maintain our agility and flexibility, which we believe to be important sources of differentiation when we compete against larger companies and competitors with more extensive resources.

Our Customers

We sell the majority of our small UAS to organizations within the DoD, and the majority of our PosiCharge fast charge systems to commercial customers. The Energy Technology Center generates revenue from both government and commercial customers.

During our fiscal year ended April 30, 2008, approximately 62% of our sales were made to the U.S. Army pursuant to orders made under contract by the U.S. Army on behalf of itself as well as several other services of the U.S. Military. Other U.S. government agencies and government subcontractors accounted for 22% of our sales revenue, while purchases by foreign and commercial customers accounted for the remaining 16% of sales revenue during our fiscal year ended April 30, 2008.

Industry Background

Small UAS

The market for our small UAS has grown significantly over the last several years due to the U.S. military's post-Cold War transformation and the demands of the global war on terrorism. Following the end of the Cold War, the U.S. military began its transformation into a smaller, more agile force that fights through a network of observation, communication and precision targeting technologies. This transformation accelerated following the terrorist attacks of September 11, 2001, as the U.S. military required improved observation and targeting of combat enemies who operate in small groups, often embedded in dense population centers or dispersed in remote locations. We believe that UAS, which range from large systems, such as Northrop Grumman's Global Hawk and General Atomics' Predator, to small systems, such as our Raven and Wasp, are an integral part of this transforming military force because they provide critical observation and communications capabilities while reducing risk to individual "warfighters." Our small UAS can provide real-time observation and communication capabilities to these small units who directly control them. As we explore opportunities to develop new markets for our small UAS such as border surveillance and petrochemical industry infrastructure monitoring, we expect further growth through the introduction of UAS technology to non-military applications once rules are established for their safe and effective operation in the national airspace.

Fast Charge Systems

Fast charge technology, which charges a battery with a high electrical current while the battery remains in the vehicle, eliminates the need for frequent battery changing and a dedicated battery room. This approach increases productivity, reduces operating costs and improves facility safety. The earliest adopters of fast charge technology include the automotive and air transportation industries. Large food and retail industry customers have more recently begun to utilize fast charge technology.

Our PosiCharge fast charge systems, accessories, and installation and post-sale services, are designed to improve productivity and safety for operators of electric industrial vehicles, such as forklifts and airport ground support equipment, by improving battery and fleet management. Electric industrial vehicles, over 100,000 of which were shipped in North America during 2007, are powered by large onboard batteries that can consume up to 17 cubic feet and weigh up to 3,500 pounds. In multi-shift fleet operations, traditional charging systems require users to exchange vehicle batteries throughout the day because these batteries discharge their energy through vehicle usage and there is insufficient vehicle downtime to recharge them during a shift. As a result, drivers must leave the work area when the battery reaches a low state of charge and drive to a dedicated battery changing room, which often occupies valuable floor space and is frequently located far from a driver's work area. The driver or dedicated battery attendant must then remove the battery from the vehicle, place it on a storage rack, connect it to a conventional battery charger, identify a fully-charged battery, move it into the vehicle's battery compartment and reconnect the battery to the motor before the driver may return to the work area. These battery changes take place every day in thousands of facilities around the world, resulting in reduced material movement and increased operating costs. Furthermore, depending on the type of battery, conventional battery chargers can require up to eight hours to recharge the battery, which then must cool for up to an additional eight hours before it is ready to be used again. Consequently, depending on vehicle usage and the number of shifts in an operation, a fleet may require more than one battery per vehicle, which necessitates additional storage space, chargers and maintenance time. Moreover, the high levels of heat generated by conventional battery chargers during their normal use can cause excessive evaporation of the water contained in the battery and damage to the battery's components. Over time, this evaporation of fluid and damage to components result in battery degradation and negatively affect the battery's life.

Our Solutions

UAS Products

Our small UAS, including *Raven*, *Wasp*, *Dragon Eye* and *Puma*, are designed to provide valuable Intelligence, Surveillance and Reconnaissance, or ISR, including real-time tactical reconnaissance, tracking, combat assessment and geographic data, directly to the small tactical unit or individual warfighter, thereby increasing flexibility in mission planning and execution. Our small unmanned aircraft wirelessly transmit critical live video and other information generated by their payload of electro-optical or infrared sensors, enabling the operator to view and capture images, during the day or at night, on a hand-held ground control unit. All of our ground control units allow the operator to control the aircraft by programming it for GPS-based autonomous navigation using operator-designated way-points and, with the exception of *Dragon Eye's* ground control unit, also provide for manual flight operation. These ground control units are designed for durability and ease of use in harsh environments and incorporate a user-friendly, intuitive, graphical user interface. With the exception of *Dragon Eye*, all of our small unmanned aircraft operate from a common ground control unit. All of our small UAS are designed to be man-portab[illegible]bled without tools in less than five minutes and launched and operated by one person with limited training required. The efficient and reliable electric motors used in all of our small UAS are powered by replaceable modular battery packs that can be changed in seconds, enabling rapid return to flight. All of our small UAS can be recovered through an autonomous landing feature that enables a controlled descent to a designated location.

In military applications, our systems enable tactical leaders to observe the next corner, intersection or ridgeline in real-time. This information facilitates faster, safer movement through urban and mountainous environments and can enable troops to act on intelligence rather than react to an attack. Moreover, by providing this information, our small UAS reduce the risk to warfighters and to the surrounding population by providing the ability to tailor the military response to the threat. U.S. military personnel regularly use our small UAS, such as *Raven*, for force protection, combat enemy observation and damage assessment missions. These reusable systems are easy to transport, assemble and operate and are relatively quiet when flying at typical operational altitudes of 200 to 300 feet due to our efficient electric propulsion systems. Furthermore, their small size makes them difficult to see from the ground. In addition, the low cost of our small UAS relative to larger systems and alternatives makes it practical for warfighters to deploy these assets directly.

Our small UAS also include spare equipment, alternative payload modules, batteries, chargers, repairs and Internet-enabled customer support. We provide training by our highly-skilled instructors, who typically have extensive military experience, and continuous refurbishment and repair services for our products. We currently maintain a forward operating depot in Iraq to support the large fleet of our small UAS deployed there. By maintaining close contact with our customers and users in the field, we gather critical feedback on our products and incorporate that information into ongoing product development and research and development efforts. This approach enables us to improve our solutions in response to, and in anticipation of, evolving customer needs.

The U.S. Army projects its total demand for our *Raven* small UAS at approximately 1,900 new systems, of which we had delivered approximately 43% as of April 30, 2008. For the fiscal years ended April 30, 2008, 2007 and 2006, sales of our UAS products and services accounted for 86%, 84% and 80%, respectively, of our revenue.

Each system in our small UAS portfolio typically includes three aircraft, a ground control unit and an array of spare parts and accessories. Our current small UAS portfolio consists of the following products:

Small UAS Product	*Wingspan (ft.)*	*Weight (lbs.)*	*Recovery*	*Standard Sensors*	*Range (mi.)(1)*	*Flight Time (min.)(1)*
Raven	4.5	4.2	Vertical autonomous landing capable	Electro-optical or infrared	6.0	90
Dragon Eye	3.8	5.9	Horizontal autonomous landing capable	Electro-optical or infrared	3.0	60
Wasp	2.4	1.0	Horizontal autonomous landing capable (ground or water)	Electro-optical	5.0	45
Puma	8.5	12.5	Vertical autonomous landing capable (ground or water)	Dual electro-optical and infrared	6.0	150

(1) Represents minimum customer-mandated specifications for all operating conditions. In optimal conditions, the performance of our products may significantly exceed these specifications.

UAS Services

In support of our small UAS we offer a suite of services that help to ensure the successful operation of our products by our customers. We provide spare parts as well as repair, refurbishment and replacement services through our services operation. We designed our services operation to minimize supply chain delays and provide our customers with spare parts, replacement aircraft and support whenever and wherever they need them. We developed an Internet-accessible logistics system that provides our customers with the status of their returned products and their inventory that we help manage. This secure system also provides recent parts and repairs history and tracks usage data to enable inventory optimization forecasting. Our Simi Valley, California facility, which also serves as the primary depot for repairs and spare parts, is currently supplemented by a forward supply depot in Iraq.

We provide complete training services to support all of our small UAS. Our highly-skilled instructors typically have extensive military experience. We deploy training teams throughout the continental United States and abroad to support our customers' wide variety of training needs on both production and development stage systems. We offer turnkey flight operation services to customers requiring the information generated by our small UAS.

The services portion of our business has grown rapidly, corresponding to the increase in total flight hours that our small UAS are utilized.

PosiCharge Fast Charge Systems

Developed from our work on electric and hybrid electric vehicles and advanced battery systems in the 1990s, PosiCharge fast charge systems quickly and safely recharge industrial vehicle batteries while they remain in the vehicle during regularly scheduled breaks and other times when the vehicle is not in use, thereby maintaining a sufficient level of energy throughout the workday. By eliminating battery changing, PosiCharge fast charge systems improve supply chain productivity by returning time to the vehicle operator to complete more work. Furthermore, because of their advanced efficient energy capabilities, PosiCharge fast charge systems can reduce the amount of electricity required to support electric industrial vehicles by several hundred dollars per year per vehicle as compared to conventional battery chargers. Many customers who implement our fast charge systems in their facilities are able to re-purpose the battery changing room floor space for more productive activities and create a safer working environment, as drivers or battery attendants no longer need to exchange large, lead-acid batteries.

Developed over years of advanced battery testing and usage, the proprietary battery charging algorithms built into PosiCharge fast charge systems, which are tailored to battery type, brand and size, maximize the rate at which energy is sent into the battery while minimizing heat generation and its damaging effects. We believe our work to develop these algorithms contributed to the major battery manufacturers offering battery warranties for fast charge, which provided a critical assurance to customers that fast charge systems would not harm their batteries. In combination with a weekly equalization charge that balances all the cells within the battery pack, our "intelligent" charging process enhances the performance of batteries and helps them to achieve improved operation. We believe that competitive fast charge and conventional charge systems, which lack our current and voltage regulating tailored charge algorithms and monitoring capabilities, may actually contribute to lower battery performance and lifespan over time, ultimately resulting in higher battery costs and degraded vehicle performance.

Our complete line of fast charge products enables us to design customized system solutions for each facility based on its shift schedule, workload, truck type and battery type. By customizing the system to unique customer requirements, we can help to reduce the cost of implementing and operating fast charge systems while maximizing the benefit of PosiCharge fast charge systems to our customers. Our complete solution consists of system configuration, installation, training, asset management and performance monitoring. Moreover, while fast charge technology itself provides significant operational and financial benefits to our customers, we believe that our ability to integrate the system effectively into customer operations through installation services, asset management capabilities and post-sale support increases the value proposition. We believe that this "turnkey" approach to the fast charge market represents a potential source of competitive advantage.

We project that PosiCharge fast charge system customers typically begin to realize cost savings when compared to battery changing within the first twelve months of operation. Operators of large fleets of electric industrial vehicles who use PosiCharge fast charge systems in multiple settings, including factories, distribution centers, cold storage facilities and airport tarmacs, include Ford Motor Company, SYSCO Corporation, Southwest Airlines and IKEA. For the fiscal years ended April 30, 2008, 2007 and 2006, sales of PosiCharge Systems products accounted for 9%, 10% and 14%, respectively, of our revenue. We believe that the market for PosiCharge fast charge systems is young and that continued diversification of our customer base will support increased penetration of this technology into target markets.

PosiCharge Products

Our PosiCharge fast charge systems and support products consist of the following:

PosiCharge ELT. ELT, our original fast charge product, is designed to safely deliver the highest current (up to 600 amps) to electric forklifts, such as counterbalance or "sit-down" trucks, used in heavy-duty applications.

PosiCharge DVS. Capable of charging either one vehicle at a time at up to 500 amps or two vehicles simultaneously at up to 320 amps each, DVS is designed to deliver lower up-front installation and ongoing utility costs when compared to other single vehicle fast chargers. Because DVS is a high-current, stand-alone system, it is capable of supporting a variety of specific charging needs, including isolated vehicles in remote areas, smaller fleets requiring smaller systems and heavy-duty applications with variable usage patterns.

PosiCharge MVS. MVS, a multiple-port, multi-vehicle fast charge system, is designed for charging low-to-medium-duty electric industrial vehicles, such as pallet jacks, reach trucks and tow motors, in distribution, warehousing, and general manufacturing settings. Each system is capable of charging up to 16 vehicles at the same time and is designed to deliver greater cost-savings as the number of vehicles simultaneously charged increases.

PosiCharge SVS. A cost-effective, flexible fast charge solution for single vehicle applications, the SVS line of fast change systems has a compact footprint and provides up to 500 amps of current through its single port.

PosiCharge GSE. Ruggedized for outdoor use in extreme weather conditions, GSE is designed to deliver all the benefits of our MVS product to the airport ground support equipment market.

Accessories. In addition to fast charge systems, we offer a variety of accessories to help our customers integrate PosiCharge into their operations. Single point, automatic watering systems ensure that battery electrolyte is maintained at an optimal level and that watering occurs at the optimal time, thereby contributing to battery health and reducing labor costs associated with manual watering. Charge indicator lights provide fleet supervisors with color codes visible from a distance that indicate the status of the battery's charge. Battery-mounted fans for use with the heaviest-duty types of vehicles keep these batteries cool to improve battery performance. Cable management options and charger stands provide customers the flexibility to install PosiCharge in the best location.

Energy Technology Center

Our Energy Technology Center, which was consolidated with our PosiCharge Systems segment effective May 1, 2008, produces and sells a line of advanced electric load and sink systems used to test batteries, electric motors and fuel cell systems, and provides contract engineering services to internal and external customers. In addition to generating revenue, these contract services enhance our technical skills and capabilities, enabling us to conduct internal research and development to support existing products and to create new products to satisfy new market needs.

Contract Engineering Services. We actively pursue internal and externally funded projects that help us to strengthen our technological capabilities. We submit bids to large research customers such as the Defense Advanced Research Projects Agency, the U.S. Air Force and the U.S. Special Operations

Command for projects that we believe have future commercial application. Contract engineering services conducted through our Energy Technology Center represent a strategic source of innovation for us. Providing these services contributes to the development and enhancement of our technical competencies. In an effort to manage the ability of our key technical personnel to support multiple, high-value research and development initiatives, we attempt to limit the volume of contract engineering projects that we accept. This process enables us to focus these personnel on projects we believe offer the greatest current and future value to our business. Consequently, while these projects typically add to our operating margin, we are not seeking to grow this service offering at this time.

Power Processing Systems. Our Power Processing Systems represent a product line of advanced electric load and sink systems that are used mainly by research and development organizations in the public and private sectors to test batteries, electric motors and fuel cell systems. Power Processing Systems customers include many of the world's largest automotive manufacturers, including General Motors, as well as departments of the U.S. government.

For the fiscal years ended April 30, 2008, 2007 and 2006, sales by our Energy Technology Group accounted for 5%, 6% and 6%, respectively, of our revenue.

Backlog

We define funded backlog as unfilled firm orders for products and services for which funding currently is appropriated to us under the contract by the customer. As of April 30, 2008 and 2007, our funded backlog was approximately $82.0 million and $60.9 million, respectively. We expect that 90% percent of our funded backlog will be filled during our fiscal year ended April 30, 2009.

In addition to our funded backlog, we also had unfunded backlog of $384.3 million and $478 million as of April 30, 2008 and April 30, 2007, respectively. We define unfunded backlog as the total remaining potential order amounts under cost reimbursable and fixed price contracts with multiple one-year options, or indefinite delivery indefinite quantity, or IDIQ contracts. Unfunded backlog does not obligate the U.S. government to purchase goods or services. There can be no assurance that unfunded backlog will result in any orders in any particular period, if at all. Unfunded backlog does not include the value of options to purchase additional aircraft included in our Global Observer contract. Management believes that unfunded backlog does not provide a reliable measure of future estimated revenues under our contracts.

Because of possible future changes in delivery schedules and/or cancellations of orders, backlog at any particular date is not necessarily representative of actual sales to be expected for any succeeding period, and actual sales for the year may not meet or exceed the backlog represented. Our backlog is typically subject to large variations from quarter to quarter as existing contracts expire, or are renewed, or new contracts are awarded. As described under "Government Contracting Process," a majority of our contracts, specifically our IDIQ contracts, do not currently obligate the U.S. government to purchase any goods or services. Additionally, all U.S. government contracts included in backlog, whether or not funded, may be terminated at the convenience of the U.S. government.

Technology, Research and Development

Technological Competence and Intellectual Property

Our company was founded by the late Dr. Paul B. MacCready, the former Chairman of our board of directors and an internationally renowned innovator who was instrumental in creating our culture. This culture has enabled us to attract and retain highly-motivated, talented employees and has established our reputation as an innovator.

The innovations of our company and our founder include, among others: the world's first effective human-powered and manned solar-powered airplanes; the first modern consumer electric car (the EV1 prototype for General Motors); the world's highest flying airplane in level flight, Helios, a solar-powered UAS that reached over 96,000 feet in 2001; and, more recently, the world's first liquid hydrogen-powered UAS. The Smithsonian Institution has selected four vehicles developed by us for its permanent collection. Our history of innovation excellence is the result of our creative and skilled employees whom we encourage to innovate and develop new technologies.

Our primary areas of technological competence, UAS and efficient electric energy, represent the sum of numerous technical skills and capabilities that help to differentiate our approach and product offerings. The following table highlights a number of our key technological capabilities:

UAS Technology

- Lightweight, low speed aerostructures and propeller design
- Miniaturized avionics and micro/nano unmanned aircraft systems
- Image stabilization and target tracking
- Unmanned autonomous control systems
- Payload integration

- Hydrogen propulsion systems and high-pressure-ratio turbochargers
- Stratospheric flight operations
- Fluid dynamics
- System integration and optimization

Efficient Electric Energy Technology

- Battery management and chemistries
- Power electronics and controls
- Lightweight electric propulsion
- Thermal management
- High-density energy packaging
- Electric power generation, storage and management
- Charging algorithms
- On/off grid controls
- Controls integration and systems engineering
- System integration and optimization

We follow a formal process to evaluate new ideas and inventions that ultimately includes review by our commercialization committee to determine if a technology, product or solution is commercially feasible. The committee members are selected by our Chief Executive Officer. Currently our commercialization committee consists of our Chief Executive Officer and Chief Financial Officer. In addition, each of our operating segments has its own internal evaluators who determine whether potential commercialization opportunities and intellectual property developments merit review by our commercialization committee. A fundamental part of this process of innovation is a screening process that helps business managers identify commercial opportunities that support current or desired technological capabilities. Similarly, we manage new product and business concepts through a rigorous commercialization process that governs spending, resources, time and intellectual property considerations. An important element of our commercialization process is ensuring that our technology and business development activities are strongly linked to customer needs in attractive growth markets. Throughout the process we revalidate our customer requirement assumptions to ensure that the products and services we ultimately deliver are of high value.

As a result of our commitment to research and development, we possess an extensive portfolio of intellectual property in the form of patents, trade secrets, copyrights and trademarks across a broad range of unmanned aircraft system and advanced energy technologies. As of April 30, 2008, we had 91 currently effective issued patents and approximately 45 patents pending. In many cases, we opt to protect our intellectual property through trade secrets as opposed to filing for patent protection in order to preserve the confidentiality of such intellectual property.

The U.S. Government has licenses to our patented technology that was specifically developed in performance of government contracts, and it may use or authorize others to use the inventions covered by such patents for government purposes.

While our intellectual property rights in the aggregate are important to the operation of our business segments, we do not believe that any existing patent, license or other intellectual property right is of such importance that its loss or termination would have a material adverse effect on our business taken as a whole.

Research, Development and Commercialization Projects

One important aspect of our technology research and development activity is the development and commercialization of innovative solutions that we believe can become new products and open opportunities for us to enter large new markets or accelerate the growth of our current products. We invest in an active pipeline of these commercialization projects that range in maturity from technology validation to early market adoption. We cannot predict when, if ever, these projects will be successfully commercialized, or the level of capital expenditures they could require, which could be substantial. Four new products that we have been developing are described below.

Global Observer is a high-altitude, long-endurance UAS under development to address the critical need for affordable, 24-hour, 365-days-a-year persistent communications and ISR. The continuation of years of research with both our own and U.S. government sponsored development funding, the configuration now being developed under a three-year, $57 million joint capabilities technology demonstration program, or JCTD, with several agencies of the U.S. government is being designed to operate at up to 65,000 feet for up to a week between landings. We expect the efficiency and endurance (three to four times the longest flight time of existing fixed-wing aerial options) of this UAS to provide for dramatically lower operating and total life cycle costs for missions where persistent communications or surveillance is critical. The *Global Observer* platform is intended to be the equivalent of a twelve-mile-high, low-cost, redeployable satellite, providing a footprint of coverage of up to 600 miles in diameter and capable of providing a broad array of services, including high-speed broadband data, video and voice relay and ISR. We expect these capabilities to provide the foundation for multiple high-value applications including communications relay and ISR missions for defense and homeland security, storm tracking, telecommunications infrastructure, wildfire detection/tracking and disaster recovery services.

Switchblade. We are developing a packaged UAS offering that is designed to deliver different payloads in different sizes and configurations based on mission requirements. One example of this offering is a single-use, hand-held, small UAS with the ability to eliminate a target with minimal collateral damage through the detonation of an onboard explosive upon impact. This system would be launched by a single individual and operated through our standard ground control unit. This version of Switchblade is being designed to allow the operator to identify a threat using the ground control unit, lock-on to the target via visual information on the screen, and neutralize it by triggering an autonomous terminal guidance phase which results in the aircraft's impact with the target and simultaneous detonation of the explosive payload. We believe that recent combat experience indicates that such a capability would be of great value and could significantly improve the ability to neutralize hostile elements, such as snipers, machine gunners and mortar launchers. Development of this system under customer funding has achieved desired milestones including demonstrating dynamic target tracking and real-time aircraft course correction.

Digital Data Link. We are developing a robust, packet-switched, digital network module designed for extremely small size, weight, power and latency requirements that would enable it to operate on our small UAS. Advantages of the switch to digital technology include reduced bandwidth usage for transmissions relative to analog transmissions, resulting in the ability to simultaneously operate more small UAS in closer proximity than was previously possible. Flight testing has successfully demonstrated this capability using our small UAS to route data, voice and video.

Architectural Wind. Recognizing the limited options available for renewable energy generation in urban environments, our engineers and scientists utilize our high-efficiency electric powertrain and propeller design capabilities to create a new type of wind energy system that can be installed on buildings. The result is *Architectural Wind*, a small, modular wind turbine designed to take advantage of wind over buildings to provide renewable electricity in a more cost-effective manner. Initial market exploration has revealed significant interest in this product, which has a visually compelling design.

Several early adopter systems have been purchased by customers and installed on buildings in the United States.

For the fiscal years ended April 30, 2008, 2007 and 2006, our internal research and development spending amounted to 8%, 8% and 12%, respectively, of our revenue, and customer-funded research and development spending amounted to an additional 13%, 11% and 8%, respectively, of our revenue.

Sales and Marketing

Our marketing strategy is to increase awareness of our brand among key target market segments and to associate AeroVironment with innovation, flexibility, agility and the ability to deliver reliable new technology solutions that improve operational effectiveness. Our reputation for innovation is a key component of our brand and has been acknowledged through a variety of awards and recognized in numerous articles in domestic and international publications. We have registered the trademarks AeroVironment® and PosiCharge® and have submitted several other applications for trademark registration, including for *AV*, *Global Observer* and *Architectural Wind*.

Small UAS

We organize our U.S. small UAS business development team members by customer and product and have team members located where they are in close proximity to the customers they support. Supporting our business development team members are our program managers, who are organized by product and focus on designing optimal solutions and contract fulfillment, as well as internalizing feedback from customers and users. By maintaining assigned points of contact with our customers, we believe that we are able to enhance our relationships, service existing contracts effectively and gain vital feedback to improve our responsiveness and product offerings.

PosiCharge Fast Charge Systems

We primarily sell our PosiCharge fast charge systems through a dedicated, direct sales force whose members are located in close proximity to the customers they support. The sales team targets large entities with the potential for domestic and international enterprise adoption of our solutions. In addition to our direct customer sales, we also employ a regional sales team that coordinates distribution of PosiCharge fast charge systems through numerous battery dealers. These dealers' relationships with, and proximity to, our customers' facilities enable them to sell our solutions and provide post-sale service to our customers. We believe that these dealers are well suited to address the large number of smaller and geographically dispersed customers with industrial vehicle fleets. When evaluating a facility for its ability to benefit from PosiCharge fast charge systems, we perform a detailed analysis of the customer's operations. This analysis allows us to quantify the benefit projected for a

PosiCharge system implementation, helping customers to determine for themselves if the business case is sufficiently compelling.

International Sales

We are increasing our sales efforts abroad and have employees in country or have contracted with international sales representatives for our various segments in a variety of foreign markets. Our international sales accounted for approximately 6% of our revenue for the fiscal year ended April 30, 2008.

Manufacturing and Operations

We pursue a common manufacturing strategy across our product lines, focusing on rapid prototyping, supply chain management, final assembly, quality systems and testing. Using concurrent engineering techniques within an integrated product team structure, we rapidly prototype design concepts and products to produce products at reduced cost and optimize our designs for manufacturing requirements, mission capabilities and customer specifications. Within this framework, we develop our products with feedback and input from manufacturing, supply chain management, key suppliers, logistics personnel and customers. We rapidly incorporate this feedback and input into the design before tooling is finalized and full-rate production begins. As a result, we believe that we can significantly reduce the time required to move a product from its design phase to full-rate production deliveries with high reliability, quality and yields.

We outsource certain production activities, such as the fabrication of structures and the manufacture of subassemblies and payloads, to qualified suppliers with whom we have long-term relationships. This outsourcing enables us to focus on final assembly and test processes for our products, ensuring high levels of quality and reliability. We believe that our efficient supply chain is a significant strength of our manufacturing strategy. We have forged strong relationships with our key suppliers that we believe will allow us to continue to grow our manufacturing capabilities and execute on our growth plans. We continue to expand upon our suppliers' expertise to improve our existing products and develop new solutions. We rely on both single and multiple suppliers for certain components and subassemblies. See "Risk Factors — If critical components of our products that we currently purchase from a small number of suppliers or raw materials used to manufacture our products become scarce or unavailable then we may incur delays in manufacturing and delivery of our products, which could damage our business" for more information. All of our manufacturing operations incorporate quality programs and processes to increase acceptance rates, reduce lead times and lower cost.

UAS Manufacturing and Operations

We have successfully developed the manufacturing infrastructure to execute production of both new small UAS products at low initial rates and high-volume, full-rate production small UAS programs. For example, in 2003, we invested in the infrastructure necessary to transition from low-rate prototype small UAS production to full-rate production, successfully increasing production from 15 aircraft per month to 200 per month in only six months to meet customer demand. By drawing upon experienced personnel from our PosiCharge and Energy Technology Center groups and levering our prior ISO certification, integrated supply chain strategy, document control systems, and process control methodologies into this new manufacturing effort, we laid the groundwork for a high volume, efficient production environment. Presently, our small UAS manufacturing is performed at our 85,000 square foot manufacturing facility established in 2005 in Simi Valley, California. This ISO 9001:2000 certified manufacturing facility is designed to accommodate demand of up to 1,000 aircraft per month. ISO 9001:2000 refers to a set of voluntary standards for quality management systems. These standards are established by the International Organization for Standardization, or ISO, to govern quality management systems used worldwide. Companies that receive ISO certification have passed audits performed by a Registrar Accreditation Board-certified auditing company. These audits evaluate the effectiveness of companies' quality management systems and their compliance with ISO standards. Some companies and government agencies view ISO certification as a positive factor in supplier assessments.

PosiCharge Systems and Energy Technology Center Manufacturing and Operations

We perform final assembly and testing of our PosiCharge fast charge systems and power processing products at a 20,000 square foot, ISO 9001:2000 certified facility located in Monrovia, California. We designed this facility for flexibility, using a work cell model for final assembly, and have included fixtures optimized for final testing.

Competition

We believe that the principal competitive factors in the markets for our products and services include product performance, features, acquisition cost, lifetime operating cost, including maintenance and support, ease of use, integration with existing equipment, quality, reliability, customer support, brand and reputation.

The market for small UAS is evolving rapidly and subject to changing technologies, shifting customer needs and expectations and the potential introduction of new products. We believe that a number of established domestic and international defense contractors have developed or are developing small UAS that have and will continue to compete directly with our products. Some of these contractors have significantly more financial and other resources than we possess. Our current principal small UAS competitors include Elbit Systems Ltd., L-3 Communications Holdings Inc. and Lockheed Martin Corporation. We do not view large UAS such as Northrop Grumman Corporation's *Global Hawk*, General Atomics, Inc.'s *Predator*, The Boeing Company's *ScanEagle* and AAI Corporation's *Shadow* as direct competitors to our small UAS because they perform different missions and are not hand launched and controlled, although we cannot be certain that these platforms will not become direct competitors in the future.

The primary direct competitors to PosiCharge fast charge systems are other fast charge suppliers, including Aker Wade Power Technologies LLC and PowerDesigners, LLC. Some of the major industrial battery suppliers have begun to align themselves with fast charge suppliers, creating a potentially more significant source of competition.

In addition, our PosiCharge fast charge systems compete against the traditional method of battery changing. Competitors in this area include suppliers of battery changing equipment and infrastructure, designers of battery changing rooms, battery manufacturers and dealers who may experience reduced sales volume because PosiCharge fast charge systems reduces or eliminate the need for extra batteries.

Regulation

Due to the fact that we contract with the DoD and other agencies of the U.S. government, we are subject to extensive federal regulations, including the Federal Acquisition Regulations, Defense Federal Acquisitions Regulations, Truth in Negotiations Act, Foreign Corrupt Practices Act, False Claims Act and the regulations promulgated under the DoD Industrial Security Manual, which establishes the security guidelines for classified programs and facilities as well as individual security clearances. The federal government audits and reviews our performance on contracts, pricing practices, cost structure, and compliance with applicable laws, regulations, and standards. Like most government contractors, our contracts are audited and reviewed on a continual basis by federal agencies, including the Defense Contract Management Agency, or DCMA and the Defense Contract Audit Agency, or DCAA.

Certain of these regulations carry substantial penalty provisions, including suspension or debarment from government contracting or subcontracting for a period of time if we are found to be in violation. We carefully monitor all of our contracts and contractual efforts to minimize the possibility of any violation of these regulations.

In addition, due to the nature of the products and services we provide, we are subject to further U.S. government regulation, including by the Federal Aviation Administration, or FAA, which regulates airspace for all air vehicles, by the National Telecommunications and Information Administration and Federal Communications Commission, which regulate the wireless communications upon which our small UAS depend, and under the International Traffic in Arms Regulations, which regulate the export of controlled technical data, defense articles and defense services. In 2006, the FAA issued a clarification of its existing policies stating that, in order to engage in public use of small UAS in the U.S. National Airspace System, a public (government) operator must obtain a Certificate of Authorization, or COA, from the FAA or fly in restricted airspace. The FAA's COA approval process requires that the public operator certify the airworthiness of the aircraft for its intended purpose, that a collision with another aircraft or other airspace user is extremely improbable, that the small UAS complies with appropriate cloud and terrain clearances and that the operator or spotter of the small UAS is generally within one half-mile laterally and 400 feet vertically of the small UAS while in operation. Furthermore, the FAA's clarification of existing policy states that the rules for radio-controlled hobby aircraft do not apply to public or commercial use of small UAS. The FAA is in the process of drafting updated regulations specifically for small UAS operations. We have engaged in discussions with the FAA to help ensure that these new regulations allow for the maximum safe utilization of our small UAS.

Furthermore, our non-U.S. operations are subject to the laws and regulations of foreign jurisdictions, which may include regulations that are more stringent than those imposed by the U.S. government on our U.S. operations.

Government Contracting Process

We sell the significant majority of our small UAS products and services as the prime contractor under contracts with the U.S. government. Certain important aspects of our government contracts are described below.

Bidding Process

We are awarded government contracts either on a sole-source basis or through a competitive bidding process. Most of our current government contracts were awarded through a competitive bidding process. The U.S. government awards competitive-bid contracts based on proposal evaluation criteria established by the procuring agency. Competitive-bid contracts are awarded after a formal bid and proposal competition among providers. Interested contractors prepare a bid and proposal in response to the agency's request for proposal or request for information. A bid and proposal is usually prepared in a short time period in response to a deadline and requires the extensive involvement of numerous technical and administrative personnel. Following award, competitive-bid contracts may be challenged by unsuccessful bidders.

Funding

The funding of U.S. government programs is subject to congressional appropriations. Although multi-year contracts may be authorized in connection with major procurements, Congress generally appropriates funds on a fiscal year basis, even though a program may continue for many years. Consequently, programs are often only partially funded initially, and additional funds are committed only as Congress makes further appropriations.

The contracts for our full-rate production UAS are funded either through operational needs statements or as programs of record. Operational needs statements represent allocations of discretionary spending or reallocations of funding from other government programs. Funding for our production of initial *Raven* deliveries was provided through operational needs statements. We define a program of record as a program which, after undergoing extensive DoD review and product testing, is included in the five-year government budget cycle, meaning that funding will be allocated for purchases under these contracts during the five-year cycle, absent affirmative action by the customer or Congress to change the budgeted amount. Funding for these programs is approved annually.

We are currently the sole provider and prime contractor under the only three programs of record established by the DoD for small UAS. Each of the following contracts was awarded under a program of record through a competitive bidding process:

- Our 2005 contract for *Raven B*, our next generation *Raven* product, awarded under a U.S. Army/U.S. Special Operations Command, or USSOCOM, program of record known as the Small Unmanned Aerial System program, provides for purchases of up to $358.2 million through 2010 and also allows for contract additions from the U.S. Army/SOCOM or other U.S. military services. As of April 30, 2008, orders in the amount of approximately $225.2 million had been placed with us.
- Our 2003 contract for *Dragon Eye*, awarded under a U.S. Marine Corps program of record known as the Small Unit Remote Scouting System, or SURSS, program, provides for purchases of up to $50.0 million through 2008. As of April 30, 2008, orders in the amount of approximately $47.8 million had been placed with us.
- Our 2006 contract for Block III Wasp, or BATMAV, awarded under a U.S. Air Force program of record known as the Beyond Line of Site program, provides for purchases of up to $45.0 million over a period of five years. As of April 30, 2008, orders in the amount of approximately $29.2 million had been placed with us.

Material Government Contract Provisions

All contracts with the U.S. government contain provisions, and are subject to laws and regulations, that give the government rights and remedies not typically found in commercial contracts, including rights that allow the government to:

- terminate existing contracts for convenience, which affords the U.S. government the right to terminate the contract in whole or in part anytime it wants for any reason or no reason, as well as for default;
- reduce or modify contracts or subcontracts, if its requirements or budgetary constraints change;
- cancel multi-year contracts and related orders, if funds for contract performance for any subsequent year become unavailable;
- claim rights in products and systems produced by its contractors if the contract is cost reimbursable and the contractor produces the products or systems during the performance of the contract;
- adjust contract costs and fees on the basis of audits completed by its agencies;
- suspend or debar a contractor from doing business with the U.S. government; and
- control or prohibit the export of products.

Generally, government contracts are subject to oversight audits by government representatives. Provisions in these contracts permit termination, in whole or in part, without prior notice, at the government's convenience or upon contractor default under the contract. Compensation in the event of a termination, if any, is limited to work completed at the time of termination. In the event of termination for convenience, the contractor may receive a certain allowance for profit on the work performed.

Government Contract Categories

We have three types of government contracts, each of which involves a different payment methodology and level of risk related to the cost of performance. These basic types of contracts are typically referred to as fixed-price contracts, cost reimbursable contracts (including cost-plus-fixed fee, cost-plus-award fee, and cost-plus-incentive fee) and time-and-materials contracts.

In some cases, depending on the urgency of the project and the complexity of the contract negotiation, we will enter into a Letter Contract prior to finalizing the terms of a definitive fixed-price, cost reimbursable or time-and-materials definitive contract. A Letter Contract is a written preliminary contractual instrument that provides limited initial funding and authorizes us to begin immediately manufacturing supplies or performing services while negotiating the definitive terms of the procurement.

Fixed-Price. These contracts are not subject to adjustment by reason of costs incurred in the performance of the contract. With this type of contract, we assume the risk that we will not be able to perform at a cost below the fixed-price, except for costs incurred because of contract changes ordered by the customer. Upon the U.S. government's termination of a fixed-price contract, generally we would be entitled to payment for items delivered to and accepted by the U.S. government and, if the termination is at the U.S. government's convenience, for payment of fair compensation for work performed plus the costs of settling and paying claims by any terminated subcontractors, other settlement expenses and a reasonable allowance for profit on the costs incurred.

Cost Reimbursable. Cost reimbursable contracts include cost-plus-fixed fee contracts, cost-plus-award fee contracts and cost-plus-incentive fee contracts. Under each type of contract, we assume the risk that we may not be able to recover costs if they are not allowable under the contract terms or applicable regulations, or if the costs exceed the contract funding.

- Cost-plus-fixed fee contracts are cost reimbursable contracts that provide for payment of a negotiated fee that is fixed at the inception of the contract. This fixed fee does not vary with actual cost of the contract, but may be adjusted as a result of changes in the work to be performed under the contract. This contract type poses less risk of loss than a fixed-price contract, but our ability to win future contracts from the procuring agency may be adversely affected if we fail to perform within the maximum cost set forth in the contract.
- A cost-plus-award fee contract is a cost reimbursable contract that provides for a fee consisting of a base amount (which may be zero) fixed at inception of the contract and an award amount, based upon the government's satisfaction with the performance under the contract. With this type of contract, we assume the risk that we may not receive the award fee, or only a portion of it, if we do not perform satisfactorily.
- A cost-plus-incentive fee contract is a cost reimbursable contract that provides for an initially negotiated fee to be adjusted later by a formula based on the relationship of total allowable costs to total target costs.

We typically experience lower profit margins and lower risk under cost reimbursable contracts than under fixed-price contracts. Upon the termination of a cost reimbursable contract, generally we would be entitled to reimbursement of our allowable costs and, if the termination is at the U.S. government's convenience, a total fee proportionate to the percentage of work completed under the contract.

Time-and-Materials. Under a time-and-materials contract, our compensation is based on a fixed hourly rate established for specified labor or skill categories. We are paid at the established hourly rates for the hours we expend performing the work specified in the contract. Labor costs, overhead, general and administrative costs and profit are included in the fixed hourly rate. Materials, subcontractors, travel and other direct costs are reimbursed at actual costs plus an amount for material handling. We make critical pricing assumptions and decisions when developing and proposing time-and-materials labor rates. We risk reduced profitability if our actual costs exceed the costs incorporated into the fixed hourly labor rate. One variation of a standard time-and-materials contract is a time-and-materials, award fee contract. Under this type of contract, a positive or negative incentive can be earned based on achievement against specific performance metrics.

Indefinite Delivery Indefinite Quantity Contract Form

The U.S. government frequently uses indefinite delivery, indefinite quantity contracts, known as IDIQ contracts, and IDIQ-type contract forms such as cost reimbursable and fixed price contracts with multiple one-year options, to obtain fixed-price, cost reimbursable and time-and-materials contractual commitments to provide products or services over a period of time pursuant to established general terms and conditions. At the time of the award of an IDIQ contract or IDIQ-type contract, the U.S. Government generally commits to purchase only a minimal amount of products or services from the contractor to whom such contract is awarded.

After award of an IDIQ contract, the U.S. Government may issue task orders for specific services or products it needs. The competitive process to obtain task orders under an award contract is limited to the pre-selected contractors. If such contract has a single prime contractor, then the award of task orders is limited to that contractor. If the contract has multiple prime contractors, then the award of the task order is competitively determined among only those prime contractors.

IDIQ and IDIQ-type contracts typically have multi-year terms and unfunded ceiling amounts which enable, but do not commit, the U.S. government to purchase substantial amounts of products and services from one or more contractors.

Contract Mix

The table below shows our revenue for the periods indicated by contract type, including both government and commercial sales:

Fiscal Year Ended April 30,	*2008*	*2007*	*2006*
Fixed-price contracts	59%	65%	69%
Cost reimbursable contracts	40%	34%	31%
Time-and-materials contracts	1%	1%	—%

Employees

As of April 30, 2008, we had 543 full-time employees, of whom 170 were in research and development, and engineering, 49 were in sales and marketing, 211 were in operations and 113 were general and administrative personnel. We believe that we have a good relationship with our employees.

Other Information

AeroVironment, Inc. was originally incorporated in the State of California in July 1971 and reincorporated in Delaware in 2006. In January 2007, we completed an initial public offering which resulted in the issuance of 5,252,285 shares of our common stock at a price of $17.00 per share, resulting in net proceeds to the Company of approximately $80.5 million, after deducting payment of underwriters' discounts and commissions and offering expenses.

Our principal executive offices are located at 181 W. Huntington Dr., Suite 202, Monrovia, California 91016. Our telephone number is (626) 357-9983. Our website home page on the Internet is http://www.avinc.com . We make our website content available for information purposes only. It should not be relied upon for investment purposes, nor is it incorporated by reference into this Form 10-K.

We make our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and proxy statement for our annual stockholders' meeting, as well as any amendments to those reports, available free of charge through our website as soon as reasonably practical after we electronically file that material with, or furnish it to, the SEC. You can learn more about us by reviewing our SEC filings. Our SEC reports can be accessed through the investor relations page of our web site at *http://investor.avinc.com*. These reports may also be obtained at the SEC's public reference room at 100 F. Street, N.E., Washington, DC 20549. The SEC also maintains a web site at www.sec.gov that contains reports, proxy statements and other information regarding the Company.

Item 1A. Risk Factors.

We rely heavily on sales to the U.S. government, particularly to agencies of the Department of Defense.

Historically, a significant portion of our total sales and substantially all of our small UAS sales have been to the U.S. government and its agencies. Sales to the U.S. government, either as a prime contractor or subcontractor, represented approximately 84% of our revenue for the fiscal year ended April 30, 2008. The DoD, our principal U.S. government customer, accounted for approximately 80% of our revenue for the fiscal year ended April 30, 2008. We believe that the success and growth of our business for the foreseeable future will continue to depend on our ability to win government contracts, in particular from the DoD. Many of our government customers are subject to budgetary constraints and our continued performance under these contracts, or award of additional contracts from these agencies, could be jeopardized by spending reductions or budget cutbacks at these agencies. The funding of U.S. government programs is uncertain and dependent on continued congressional appropriations and administrative allotment of funds based on an annual budgeting process. We cannot assure you that current levels of congressional funding for our products and services will continue. Furthermore, all of our contracts with the U.S. government are terminable by the U.S. government at will. A significant decline in government expenditures generally, or with respect to programs for which we provide products, could adversely affect our business and prospects. Our operating results may also be negatively impacted by other developments that affect these government programs generally, including the following:

- changes in government programs that are related to our products and services;
- adoption of new laws or regulations relating to government contracting or changes to existing laws or regulations;
- changes in political or public support for security and defense programs;
- delays or changes in the government appropriations process;
- uncertainties associated with the war on terror and other geopolitical matters; and
- delays in the payment of our invoices by government payment offices.

These developments and other factors could cause governmental agencies to reduce their purchases under existing contracts, to exercise their rights to terminate contracts at-will or to abstain from renewing contracts, any of which would cause our revenue to decline and could otherwise harm our business, financial condition and results of operations.

Military transformation and operational levels in Afghanistan and Iraq may affect future procurement priorities and existing programs, which could limit demand for our UAS.

Following the end of the Cold War, the U.S. military began a transformation of its operational concepts, organizational structure and technologies in an effort to improve warfighting capabilities. The resulting shift in procurement priorities toward achieving these capabilities, together with the current high level of operational activity in Afghanistan and Iraq, have led to an increase in demand for our small UAS. We cannot predict whether current or future changes in priorities due to defense transformation or continuation of the current nature and magnitude of operations in Afghanistan and Iraq will afford new opportunities for our small UAS business in terms of existing, additional or replacement programs. Furthermore, we cannot predict whether or to what extent this defense transformation or current operational levels in Afghanistan or Iraq will continue. If defense transformation or operations in Afghanistan and Iraq cease or slow down, then our business, financial condition and results of operations could be impacted.

We operate in evolving markets, which makes it difficult to evaluate our business and future prospects.

UAS, fast charge systems and other energy technologies that we offer are sold in new and rapidly evolving markets. Accordingly, our business and future prospects are difficult to evaluate. We cannot accurately predict the extent to which demand for our products will increase, if at all. The challenges, risks and uncertainties frequently encountered by companies in rapidly evolving markets could impact our ability to do the following:

- generate sufficient revenue to maintain profitability;
- acquire and maintain market share;
- manage growth in our operations;
- develop and renew contracts;
- attract and retain additional engineers and other highly-qualified personnel;
- successfully develop and commercially market new products;
- adapt to new or changing policies and spending priorities of governments and government agencies; and
- access additional capital when required and on reasonable terms.

If we fail to address these and other challenges, risks and uncertainties successfully, our business, results of operations and financial condition would be materially harmed.

We face competition from other firms, many of which have substantially greater resources.

The defense industry is highly competitive and generally characterized by intense competition to win contracts. Our current principal small UAS competitors include Elbit Systems Ltd., L-3 Communications Holdings Inc. and Lockheed Martin Corporation. We do not view large UAS such as Northrop Grumman Corporation's *Global Hawk*, General Atomics, Inc.'s *Predator*, The Boeing Company's *ScanEagle* and AAI Corporation's *Shadow* as direct competitors because they perform different missions and are not hand launched and controlled, although we cannot be certain that these platforms will not become direct competitors in the future. Some of these firms have substantially greater financial, management, research and marketing resources than we have. The primary direct competitors to our PosiCharge business are other fast charge suppliers, including Aker Wade Power Technologies LLC and PowerDesigners, LLC, as well as industrial battery manufacturers who distribute fast charge systems from these suppliers. Our competitors may be able to provide customers with different or greater capabilities or benefits than we can provide in areas such as technical qualifications, past contract performance, geographic presence, price and the availability of key professional personnel, including those with security clearances. Furthermore, many of our competitors may be able to utilize their substantially greater resources and economies of scale to develop competing products and technologies, divert sales away from us by winning broader contracts or hire away our employees by offering more lucrative compensation packages. In the event that the market for small UAS, expands, we expect that competition will intensify as additional competitors enter the market and current competitors expand their product lines. In order to secure contracts successfully when competing with larger, well-financed companies, we may be forced to agree to contractual terms that provide for lower aggregate payments to us over the life of the contract, which could adversely affect our margins. In addition, larger diversified competitors serving as prime contractors may be able to supply underlying products and services from affiliated entities, which would prevent us from competing for subcontracting opportunities on these contracts. Our failure to compete effectively with respect to any of these or other factors could have a material adverse effect on our business, prospects, financial condition or operating results.

If the UAS and fast charge systems markets do not experience significant growth, if we cannot expand our customer base or if our products do not achieve broad acceptance, then we will not be able to achieve our anticipated level of growth.

For the fiscal year ended April 30, 2008, UAS and PosiCharge fast charge systems accounted for 86% and 9% of our total revenue, respectively. We cannot accurately predict the future growth rates or sizes of these markets. Demand for our products may not increase, or may decrease, either generally or in specific markets, for particular types of products or during particular time periods. We believe the market for fast charge systems is young and has not yet matured or diversified. Moreover, there are only a limited number of major programs under which the U.S. military, our primary customer, is currently funding the development or purchase of UAS. Although we are seeking to expand our customer base to include foreign governments, domestic non-military agencies and commercial customers, we cannot assure you that our efforts will be successful. The expansion of the UAS and fast charge systems markets in general, and the market for our products in particular, depends on a number of factors, including the following:

- customer satisfaction with these types of systems as solutions;
- the cost, performance and reliability of our products and products offered by our competitors;
- customer perceptions regarding the effectiveness and value of these types of systems;
- limitations on our ability to market our small UAS products outside the United States due to U.S. government regulations;
- obtaining timely regulatory approvals, including, with respect to our small UAS business, access to airspace and wireless spectrum; and
- marketing efforts and publicity regarding these types of systems.

Even if UAS and fast charge systems gain wide market acceptance, our products may not adequately address market requirements and may not continue to gain market acceptance. If these types of systems generally, or our products specifically, do not gain wide market acceptance, then we may not be able to achieve our anticipated level of growth and our revenue and results of operations would suffer.

If critical components of our products that we currently purchase from a small number of suppliers or raw materials used to manufacture our products become scarce or unavailable, then we may incur delays in manufacturing and delivery of our products, which could damage our business.

We obtain hardware components and various subsystems from a limited group of suppliers. We do not have long-term agreements with any of these suppliers that obligate them to continue to sell components or products to us. For example, L-3 Communications Holdings, which is one of our competitors, and Rockwell Collins, are currently the sole supplier of our downlink transmitters/receivers and GPS modules, respectively, of several of our small UAS provides, including Raven. We also have several sole suppliers of PosiCharge fast charge systems components and subsystems. Our reliance on these suppliers involves significant risks and uncertainties, including whether our suppliers will provide an adequate supply of required components of sufficient quality, will increase prices for the components and will perform their obligations on a timely basis.

In addition, certain raw materials and components used in the manufacture of our products are periodically subject to supply shortages, and our business is subject to the risk of price increases and periodic delays in delivery. For example, the airframes for our small UAS are made from certain nylon composites, which experienced restrictions in available supply in 2005 due to increased worldwide demand. Similarly, the market for electronic components is subject to cyclical reductions in supply. If we are unable to obtain components from third-party suppliers in the quantities and of the quality that we require, on a timely basis and at acceptable prices, then we may not be able to deliver our products on a timely or cost-effective basis to our customers, which could cause customers to terminate their contracts with us, increase our costs and seriously harm our business, results of operations and financial condition. Moreover, if any of our suppliers become financially unstable, then we may have to find new suppliers. It may take several months to locate alternative suppliers, if required, or to redesign our products to accommodate components from different suppliers. We may experience significant delays in manufacturing and shipping our products to customers and incur additional development, manufacturing and other costs to establish alternative sources of supply if we lose any of these sources or are required to redesign our products. We cannot predict if we will be able to obtain replacement components within the time frames that we require at an affordable cost, if at all.

Any efforts to expand our product offerings beyond our current markets may not succeed, which could negatively impact our operating results.

We have focused on selling our small UAS to the U.S. military and our fast charge systems to large industrial electric vehicle fleet operators primarily in North America. We plan, however, to seek to expand our UAS sales into other government and commercial markets and our fast charge systems sales into international markets. Efforts to expand our product offerings beyond the markets that we currently serve may divert management resources from existing operations and require us to commit significant financial resources to unproven businesses that may not generate additional sales, either of which could significantly impair our operating results.

Our failure to obtain necessary regulatory approvals from the FAA or other appropriate governmental agency may prevent us from expanding the sales of our small UAS to non-military customers in the United States and require us to incur additional costs in the testing of our products.

In 2006, the FAA issued a clarification of its existing policies stating that, in order to engage in public use of small UAS in the U.S. National Airspace System, a public (government) operator must obtain a Certificate of Authorization, or COA, from the FAA or fly in restricted airspace. The FAA's COA approval process requires that the public operator certify the airworthiness of the aircraft for its intended purpose, that a collision with another aircraft or other airspace user is extremely improbable, that the small UAS complies with appropriate cloud and terrain clearances and that the operator or spotter of the small UAS is generally within one half-mile laterally and 400 feet vertically of the small UAS while in operation. Furthermore, the FAA's clarification of existing policy states that the rules for radio-controlled hobby aircraft do not apply to public or commercial use of small UAS. The FAA is in the process of drafting updated regulations specifically for small UAS operations, but we cannot assure you that these regulations will allow the use of our small UAS by potential non-military government and commercial customers. If the FAA does not modify its regulations, we may not be able to expand our sales of UAS beyond our military customers, which could harm our business prospects. In addition, if our DoD customers are unable to obtain COAs, we may not be able to perform our flight tests without incurring the additional costs of transporting our small UAS products to military installations, when restricted airspace is available for testing, which could impair our operating results.

The markets in which we compete are characterized by rapid technological change, which requires us to develop new products and product enhancements, and could render our existing products obsolete.

Continuing technological changes in the market for our products could make our products less competitive or obsolete, either generally or for particular applications. Our future success will depend upon our ability to develop and introduce a variety of new capabilities and enhancements to our existing product offerings, as well as introduce a variety of new product offerings, to address the changing needs of the markets in which we offer our products. Delays in introducing new products and enhancements, the failure to choose correctly among technical alternatives or the failure to offer innovative products or enhancements at competitive prices may cause existing and potential customers to purchase our competitors' products.

If we are unable to devote adequate resources to develop new products or cannot otherwise successfully develop new products or enhancements that meet customer requirements on a timely basis, our products could lose market share, our revenue and profits could decline, and we could experience operating losses.

We expect to incur substantial research and development costs and devote significant resources to identifying and commercializing new products, which could significantly reduce our profitability and may never result in revenue to us.

Our future growth depends on penetrating new markets, adapting existing products to new applications, and introducing new products that achieve market acceptance. We plan to incur substantial research and development costs as part of our efforts to design, develop and commercialize new products and enhance existing products. We spent $16.4 million, or 8% of our revenue, in our fiscal year ended April 30, 2008 on research and development activities and expect to continue to spend significant funds on research and development in the future. Because we account for research and development as an operating expense, these expenditures will adversely affect our earnings in the future. Further, our research and development program may not produce successful results, and our new products may not achieve market acceptance, create additional revenue or become profitable, which could materially harm our business, prospects, financial results and liquidity.

If we are unable to manage our growth, our business could be adversely affected.

Our headcount and operations have grown rapidly. This rapid growth has placed, and will continue to place, a significant strain on our management and our administrative, operational and financial infrastructure. From January 2004 through April 2008, we more than doubled the number of our employees. We anticipate further growth of headcount and facilities will be required to address increases in our product offerings and the geographic scope of our customer base. Our success will depend in part upon the ability of our senior management to manage this growth effectively. To do so, we must continue to hire, train, manage and integrate a significant number of qualified managers and engineers. If our new employees perform poorly, or if we are unsuccessful in hiring, training, managing and integrating these new employees, or retaining these or our existing employees, then our business may suffer.

For us to continue our growth, we must continue to improve our operational, financial and management information systems. If we are unable to manage our growth while maintaining our quality of service, or if new systems that we implement to assist in managing our growth do not produce the expected benefits, then our business, prospects, financial condition or operating results could be adversely affected.

Our earnings and profit margins may decrease based on the mix of our contracts and programs and other factors related to our contracts.

In general, we perform our production work under fixed-price contracts and our repair and customer-funded research and development work under cost-plus-fee contracts. Under fixed-price contracts, we perform services under a contract at a stipulated price. Under cost-plus-fee contracts, which are subject to a contract ceiling amount, we are reimbursed for allowable costs and paid a fee, which may be fixed or performance based. We typically experience lower profit margins under cost-plus-fee contracts than under fixed-price contracts, though fixed-price contracts have higher risks. In general, if the volume of services we perform under cost-plus-fee contracts increases relative to the volume of services we perform under fixed-price contracts, we expect that our operating margin will suffer. In addition, our earnings and margins may decrease depending on the costs we incur in contract performance, our achievement of other contract performance objectives and the stage of our performance at which our right to receive fees, particularly under incentive and award fee contracts, is finally determined.

Our senior management and key employees are important to our customer relationships and overall business.

We believe that our success depends in part on the continued contributions of our senior management and key employees. We rely on our executive officers, senior management and key employees to generate business and execute programs successfully. In addition, the relationships and reputation that members of our management team and key employees have established and maintain with government defense personnel contribute to our ability to maintain good customer relations and to identify new business opportunities. We do not have employment agreements with any of our executive officers or key employees, and these individuals could terminate their employment with us at any time. The loss of any of our executive officers, members of our senior management team or key employees could significantly delay or prevent the achievement of our business objectives and could materially harm our business and customer relationships and impair our ability to identify and secure new contracts and otherwise manage our business.

We must recruit and retain highly-skilled employees to succeed in our competitive business.

We depend on our ability to recruit and retain employees who have advanced engineering and technical services skills and who work well with our customers. These employees are in great demand and are likely to remain a limited resource in the foreseeable future. If we are unable to recruit and retain a sufficient number of these employees, then our ability to maintain our competitiveness and grow our business could be negatively affected. In addition, because of the highly technical nature of our products, the loss of any significant number of our existing engineering personnel could have a material adverse effect on our business and operating results. Moreover, some of our U.S. government contracts contain provisions requiring us to staff a program with certain personnel the customer considers key to our successful performance under the contract. In the event we are unable to provide these key personnel or acceptable substitutes, the customer may terminate the contract.

Our business may be dependent upon our employees obtaining and maintaining required security clearances.

Certain of our U.S. government contracts require our employees to maintain various levels of security clearances, and we are required to maintain certain facility security clearances complying with DoD requirements. The DoD has strict security clearance requirements for personnel who work on classified programs. Obtaining and maintaining security clearances for employees involves a lengthy process, and it is difficult to identify, recruit and retain employees who already hold security clearances. If our employees are unable to obtain security clearances in a timely manner, or at all, or if our employees who hold security clearances are unable to maintain the clearances or terminate employment with us, then a customer requiring classified work could terminate the contract or decide not to renew it upon its expiration. In addition, we expect that many of the contracts on which we will bid will require us to demonstrate our ability to obtain facility security clearances and employ personnel with specified types of security clearances. To the extent we are not able to obtain facility security clearances or engage employees with the required security clearances for a particular contract, we may not be able to bid on or win new contracts, or effectively rebid on expiring contracts.

Cost overruns on our contracts could subject us to losses, decrease our operating margins and adversely affect our future business.

Fixed-price contracts represented approximately 59% of our revenue for the fiscal year ended April 30, 2008. If we fail to anticipate technical problems, estimate costs accurately or control costs during our performance of fixed-price contracts, then we may incur losses on these contracts because we absorb any costs in excess of the fixed price. Under cost-plus-fee contracts, if costs exceed the contract ceiling or are not allowable under the provisions of the contract or applicable regulations, then we may not be able to obtain reimbursement for all such costs. Under time and materials contracts, we are paid for labor at negotiated hourly billing rates and for certain expenses. Under each type of contract, if we are unable to control the costs we incur in performing under the contract, then our financial condition and results of operations could be materially adversely affected. Cost overruns also may adversely affect our ability to sustain existing programs and obtain future contract awards.

Our products are complex and could have unknown defects or errors, which may give rise to claims against us, diminish our brand or divert our resources from other purposes.

Our UAS rely on complex avionics, sensors, user-friendly interfaces and tightly-integrated, electromechanical designs to accomplish their missions, and our fast charge systems and energy systems often rely upon the application of intellectual property for which there may have been little or no prior commercial application. Despite testing, our products have contained defects and errors and may in the future contain defects, errors or performance problems when first introduced, when new versions or enhancements are released, or even after these products have been used by our customers for a period of time. These problems could result in expensive and time-consuming design modifications or warranty charges, delays in the introduction of new products or enhancements, significant increases in our service and maintenance costs, exposure to liability for damages, damaged customer relationships and harm to our reputation, any of which could materially harm our results of operations and ability to achieve market acceptance. In addition, increased development and warranty costs could be substantial and could reduce our operating margins.

The existence of any defects, errors, or failures in our products or the misuse of our products could also lead to product liability claims or lawsuits against us. A defect, error or failure in one of our UAS could result in injury, death or property damage and significantly damage our reputation and support for UAS in general. While our fast charge systems include certain safety mechanisms, these systems can deliver up to 600 amps of current in their application, and the failure, malfunction or misuse of these systems could result in injury or death. Although we maintain insurance policies, we cannot assure you that this insurance will be adequate to protect us from all material judgments and expenses related to potential future claims or that these levels of insurance will be available in the future at economical prices or at all. A successful product liability claim could result in substantial cost to us. Even if we are fully insured as it relates to a claim, the claim could nevertheless diminish our brand and divert management's attention and resources, which could have a negative impact on our business, financial condition and results of operations.

The operation of UAS in urban environments may be subject to risks, such as accidental collisions and transmission interference, which may limit demand for our UAS in such environments and harm our business and operating results.

Urban environments may present certain challenges to the operators of UAS. UAS may accidentally collide with other aircraft, persons or property, which could result in injury, death or property damage and significantly damage the reputation of and support for UAS in general. While we are aware of only one instance of an accidental collision involving an UAS to date, as the usage of UAS has increased, particularly by military customers in urban areas of Afghanistan and Iraq, the danger of such collisions has increased. Furthermore, the number of UAS that can operate simultaneously in a given geographic area is limited by the allocated frequency spectrum available. In addition, obstructions to effective transmissions in urban environments, such as large buildings, may limit the ability of the operator to utilize the aircraft for its intended purpose. The risks or limitations of operating UAS in urban environments may limit their value in such environments, which may limit demand for our UAS and consequently materially harm our business and operating results.

Our quarterly operating results may vary widely.

Our quarterly revenue, cash flow and operating results have and may continue to fluctuate significantly in the future due to a number of factors, including the following:

- fluctuations in revenue derived from government contracts, including cost-plus-fee contracts and contracts with a performance-based fee structure;
- the size and timing of orders from military and other governmental agencies, including increased purchase requests from government customers for equipment and materials in connection with the U.S. government's fiscal year end, which may affect our quarterly operating results;
- the mix of products that we sell in the period;
- seasonal fluctuations in customer demand for some of our products or services;
- unanticipated costs incurred in the introduction of new products;
- fluctuations in the adoption of our products in new markets;
- changes in the level of tax credits available for research and development spending;
- cancellations, delays or contract amendments by our governmental agency customers; and
- changes in policy or budgetary measures that adversely affect our governmental agency customers.

Changes in the volume of products and services provided under existing contracts and the number of contracts commenced, completed or terminated during any quarter may cause significant variations in our cash flow from operations because a relatively large amount of our expenses are fixed. We incur significant operating expenses during the start-up and early stages of large contracts and typically do not receive corresponding payments in that same quarter. We may also incur significant or unanticipated expenses when contracts expire or are terminated or are not renewed. In addition, payments due to us from government agencies may be delayed due to billing cycles or as a result of failures of governmental budgets to gain congressional and presidential administration approval in a timely manner.

Shortfalls in available external research and development funding could adversely affect us.

We depend on our research and development activities to develop the core technologies used in our small UAS and PosiCharge products and for the development of our future products. A portion of our research and development activities depends on funding by commercial companies and the

U.S. government. U.S. government and commercial spending levels can be impacted by a number of variables, including general economic conditions, specific companies' financial performance and competition for U.S. government funding with other U.S. government-sponsored programs in the budget formulation and appropriation processes. Moreover, the U.S., state and local governments provide energy rebates and incentives to commercial companies, which directly impact the amount of research and development that companies appropriate for energy systems. To the extent that these energy rebates and incentives are reduced or eliminated, company funding for research and development could be reduced. Any reductions in available research and development funding could harm our business, financial condition and operating results.

Volatility and cyclicality in the market for electric industrial vehicles could adversely affect us.

Our PosiCharge Systems products, which accounted for 9% of our revenue during the fiscal year ended April 30, 2008, are purchased primarily by operators of fleets of electric industrial vehicles, such as forklift trucks and airport ground support equipment. Consequently, our ability to remain profitable depends in part on the varying conditions in the market for electric industrial vehicles. This market is subject to volatility as it moves in response to cycles in the overall business environment and it is also particularly sensitive to the industrial, food and beverage, retail and air travel sectors, which generate a significant portion of the demand for such vehicles. Sales of electric industrial vehicles have historically been cyclical, with demand affected by such economic factors as industrial production, construction levels, demand for consumer and durable goods, interest rates and fuel costs. A significant decline in demand for electric industrial vehicles could adversely affect our revenue and prospects, which would harm our business, financial condition and operating results.

Our fast charge business is dependent upon our relationships with battery dealers and other third parties with whom we do not have exclusive arrangements.

To remain competitive in the market for fast charge systems, we must maintain our access to potential customers and ensure that the service needs of our customers are met adequately. In many cases, we rely on battery dealers for access to potential PosiCharge fast charge system customers. Currently, several of our fast charge system competitors are working with battery manufacturers to sell fast charge systems and batteries together. Cooperative agreements between our competitors and battery manufacturers could restrict our access to battery dealers and potential PosiCharge fast charge systems customers, adversely affecting our revenue and prospects. Additionally, we rely on outside service providers to perform post-sale services for our PosiCharge customers. If these service providers fail to perform these services as required or discontinue their business with us, then we could lose customers to competitors, which would harm our business, financial condition and operating results.

We work in international locations where there are high security risks, which could result in harm to our employees and contractors or substantial costs.

Some of our services are performed in or adjacent to high-risk locations, such as Iraq and Kuwait, where the country or location is suffering from political, social or economic issues, or war or civil unrest. For example, during fiscal 2008, we have had up to ten employees operating in Iraq and/or Kuwait at any one time, both within and outside of U.S. government installations. In those locations where we have employees or operations, we may incur substantial costs to maintain the safety of our personnel. Despite these precautions, the safety of our personnel in these locations may continue to be at risk, and we may in the future suffer the loss of employees and contractors, which could harm our business and operating results.

We may not be able to obtain capital when desired on favorable terms, if at all, or without dilution to our stockholders.

We operate in emerging and rapidly evolving markets, which makes our prospects difficult to evaluate. It is possible that we may not generate sufficient cash flow from operations or otherwise have the capital resources to meet our future capital needs. If this occurs, then we may need additional financing to pursue our business strategies, including to:

- hire additional engineers and other personnel;
- develop new or enhance existing products;
- enhance our operating infrastructure;
- fund working capital requirements;
- acquire complementary businesses or technologies; or
- otherwise respond to competitive pressures.

If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders could be significantly diluted, and these newly-issued securities may have rights, preferences or privileges senior to those of existing stockholders. We cannot assure you that additional financing will be available on terms favorable to us, or at all. Our former line of credit contained, and future debt financing may contain, covenants or other provisions that limit our operational or financial flexibility. In addition, certain of our customers require that we obtain letters of credit to support our obligations under some of our contracts.

Our existing letter-of-credit provider requires that we hold cash in an amount equal to the amount of our outstanding letters of credit as collateral. Continued access to letters of credit may be important to our ability to regain and win contracts in the future. If adequate funds are not available or are not available on acceptable terms, if and when needed, then our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our products, or otherwise respond to competitive pressures would be significantly limited.

Our short-term investment portfolio includes investments in auction rate securities. Failures in the auctions for these securities affect our liquidity, while deterioration in credit ratings of issuers of such securities and/or third parties insuring such investments may require us to adjust the carrying value of our investment through an impairment of earnings.

As of April 30, 2008, our $13.4 million of short-term investments consisted entirely of auction rate municipal bonds with maturities that range from approximately 11 to 27 years. These investments have characteristics similar to short-term investments, because at pre-determined intervals, generally ranging from 30 to 35 days, there is a new auction process at which the interest rates for these securities are reset to current interest rates. At the end of such period, we choose to roll-over our holdings or redeem the investments for cash. A market maker facilitates the redemption of the securities and the underlying issuers are not required to redeem the investment within 365 days.

In 2008 we experienced several failed auctions of our auction rate securities and there is no assurance that auctions on the remaining auction rate securities in our investment portfolio will succeed in the future. As a result, our ability to liquidate our investments in the near term may be limited, and our ability to recover the carrying value of our investments may be limited. An auction failure means that the parties wishing to sell securities were not able to do so. As of June 13, 2008, including the securities involved in failed auctions, we held approximately $9.4 million of these auction rate securities, all of which carry investment grade ratings. If the issuers of these securities are unable to successfully close future auctions or their credit ratings deteriorate, we may in the future be required to record an impairment charge on these investments. We currently believe these securities are not significantly impaired, primarily due to the government backing of the underlying securities. However, it could take until the final maturity of the underlying notes (up to 27 years) to realize our investments' recorded value. Based on our ability to access our cash and cash equivalents, expected operating cash flows, and our other sources of cash, we do not anticipate that the current lack of liquidity on these investments will affect our ability to continue to operate our business in the ordinary course, however we can provide no assurance as to when these investments will again become liquid or as to whether we may ultimately have to recognize an impairment charge with respect to these investments.

Our international business poses potentially greater risks than our domestic business.

We derived approximately 6% of our revenue from international sales during the three fiscal years ended April 30, 2008. We expect to derive an increasing portion of our revenue from international sales. Our international revenue and operations are subject to a number of material risks, including the following:

- the unavailability of, or difficulties in obtaining any, necessary governmental authorizations for the export of our UAS products to certain foreign jurisdictions;
- changes in regulatory requirements that may adversely affect our ability to sell certain products or repatriate profits to the U.S.;
- the complexity and necessity of using foreign representatives and consultants;
- difficulties in enforcing agreements and collecting receivables through foreign legal systems and other relevant legal issues, including fewer legal protections for intellectual property;
- potential fluctuations in foreign economies and in the value of foreign currencies and interest rates;
- potential preferences by prospective customers to purchase from local (non-U.S.) sources;
- general economic and political conditions in the markets in which we operate;
- laws or regulations relating to non-U.S. military contracts that favor purchases from non-U.S. manufacturers over U.S. manufacturers;
- the imposition of tariffs, embargoes, export controls and other trade restrictions; and
- different and changing legal and regulatory requirements in the jurisdictions in which we currently operate or may operate in the future.

Negative developments in any of these areas in one or more countries could result in a reduction in demand for our products, the cancellation or delay of orders already placed, threats to our intellectual property, difficulty in collecting receivables and a higher cost of doing business, any of which could negatively impact our business, financial condition or results of operations.

Moreover, our sales, including sales to customers outside the U.S., are denominated in dollars, and downward fluctuations in the value of foreign currencies relative to the U.S. dollar may make our products more expensive than other products, which could harm our business.

Potential future acquisitions could be difficult to integrate, divert the attention of key personnel, disrupt our business, dilute stockholder value and impair our financial results.

We intend to consider strategic acquisitions that would add to our customer base, technological capabilities or system offerings. Acquisitions involve numerous risks, any of which could harm our business, including the following:

- difficulties in integrating the operations, technologies, products, existing contracts, accounting and personnel of the target company and realizing the anticipated synergies of the combined businesses;
- difficulties in supporting and transitioning customers, if any, of the target company;
- diversion of financial and management resources from existing operations;
- the price we pay or other resources that we devote may exceed the value we realize, or the value we could have realized if we had allocated the purchase price or other resources to another opportunity;
- risks of entering new markets in which we have limited or no experience;
- potential loss of key employees, customers and strategic alliances from either our current business or the target company's business;
- assumption of unanticipated problems or latent liabilities, such as problems with the quality of the target company's products; and
- inability to generate sufficient revenue to offset acquisition costs.

Acquisitions also frequently result in the recording of goodwill and other intangible assets which are subject to potential impairments in the future that could harm our financial results. In addition, if we finance acquisitions by issuing equity, or securities convertible into equity, then our existing stockholders may be diluted, which could lower the market price of our common stock. If we finance acquisitions through debt, then such future debt financing may contain covenants or other provisions that limit our operational or financial flexibility. As a result, if we fail to properly evaluate acquisitions or investments, then we may not achieve the anticipated benefits of any such acquisitions, and we may incur costs in excess of what we anticipate. The failure to successfully evaluate and execute acquisitions or investments or otherwise adequately address these risks could materially harm our business and financial results.

Environmental laws and regulations and unforeseen costs could impact our future earnings.

The manufacture and sale of our products in certain states and countries may subject us to environmental and other regulations. For example, we obtain a significant number of our electronics components from companies located in East Asia, where environmental rules may be less stringent than in the United States. Over time, the countries where these companies are located may adopt more stringent environmental regulations, resulting in an increase in our manufacturing costs. Furthermore, certain environmental laws, including the U.S. Comprehensive, Environmental Response, Compensation and Liability Act of 1980, impose strict, joint and several liability on current and previous owners or operators of real property for the cost of removal or remediation of hazardous substances and impose liability for damages to natural resources. These laws often impose liability even if the owner or operator did not know of, or was not responsible for, the release of such hazardous substances. These environmental laws also assess liability on persons who arrange for hazardous substances to be sent to disposal or treatment facilities when such facilities are found to be contaminated. Such persons can be responsible for cleanup costs even if they never owned or operated the contaminated facility. Although we have not yet been named a responsible party at a contaminated site, we could be named a potentially responsible party in the future. We cannot assure you that such existing laws or future laws will not have a material adverse effect on our future earnings or results of operations.

Our business and operations are subject to the risks of earthquakes and other natural catastrophic events.

Our corporate headquarters, research and development and manufacturing operations are located in Southern California, a region known for seismic activity and wild fires. A significant natural disaster, such as an earthquake, fire or other catastrophic event, could severely affect our ability to conduct normal business operations, and as a result, our future operating results could be materially and adversely affected.

Risks Related to Our U.S. Government Contracts

We are subject to extensive government regulation, and our failure to comply with applicable regulations could subject us to penalties that may restrict our ability to conduct our business.

As a contractor to the U.S. government, we are subject to and must comply with various government regulations that impact our revenue, operating costs, profit margins and the internal organization and operation of our business. The most significant regulations and regulatory authorities affecting our business include the following:

- the Federal Acquisition Regulations and supplemental agency regulations, which comprehensively regulate the formation and administration of, and performance under, U.S. government contracts;
- the Truth in Negotiations Act, which requires certification and disclosure of all factual cost and pricing data in connection with contract negotiations;
- the False Claims Act and the False Statements Act, which impose penalties for payments made on the basis of false facts provided to the government and on the basis of false statements made to the government, respectively;
- the Foreign Corrupt Practices Act, which prohibits U.S. companies from providing anything of value to a foreign official to help obtain, retain or direct business, or obtain any unfair advantage;
- the National Telecommunications and Information Administration and the Federal Communications Commission, which regulate the wireless spectrum allocations upon which UAS depend for operation and data transmission in the U.S.;
- the Federal Aviation Administration, which is in the process of drafting regulations specifically for small UAS operation in the U.S.;
- the International Traffic in Arms Regulations, which regulate the export of controlled technical data, defense articles and defense services and restrict from which countries we may purchase materials and services used in the production of certain of our products; and
- laws, regulations and executive orders restricting the use and dissemination of information classified for national security purposes and the exportation of certain products and technical data.

Also, we need special security clearances and regulatory approvals to continue working on certain of our projects with the U.S. government. Classified programs generally will require that we comply with various executive orders, federal laws and regulations and customer security requirements that may include restrictions on how we develop, store, protect and share information, and may require our employees to obtain government security clearances. Our failure to comply with applicable regulations, rules and approvals or misconduct by any of our employees could result in the imposition of fines and penalties, the loss of security clearances, the loss of our government contracts or our suspension or debarment from contracting with the U.S. government generally, any of which would harm our business, financial condition and results of operations. We are also subject to certain regulations of comparable government agencies in other countries, and our failure to comply with these non-U.S. regulations could also harm our business, financial condition or results of operations.

Our business could be adversely affected by a negative audit by the U.S. government.

U.S. government agencies, primarily the Defense Contract Audit Agency, or DCAA, and the DCMA, routinely audit and investigate government contractors. These agencies review a contractor's performance under its contracts, cost structure and compliance with applicable laws, regulations and standards. These agencies also may review the adequacy of, and a contractor's compliance with, its internal control systems and policies, including the contractor's purchasing, property, estimating, compensation and management information systems.

Like most government contractors, our contracts are audited and reviewed on a continual basis by the DCMA and the DCAA. Audits for costs incurred on work performed after fiscal year 2005 have not yet been completed. In addition, non-audit reviews by the government may still be conducted on all of our government contracts. Any costs found to be improperly allocated to a specific contract will not be reimbursed, while such costs already reimbursed must be refunded. If an audit of our business were to uncover improper or illegal activities, then we could be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or prohibition from doing business with the U.S. government. In addition, we could suffer serious harm to our reputation if allegations of impropriety or illegal acts were made against us, even if the allegations were inaccurate. If any of the foregoing were to occur, our financial condition and operating results could be materially adversely affected.

If we were suspended or debarred from contracting with the federal government generally, or any specific agency, if our reputation or relationship with government agencies were impaired, or if the government otherwise ceased doing business with us or significantly decreased the amount of business it does with us, our revenue and operating results would be materially harmed.

Some of our contracts with the U.S. government allow it to use inventions developed under the contracts and to disclose technical data to third parties, which could harm our ability to compete.

Some of our contracts allow the U.S. government to use, royalty-free, or have others use, inventions developed under those contracts on behalf of the government. Some of the contracts allow the federal government to disclose technical data without constraining the recipient on how those data are used. The ability of third parties to use patents and technical data for government purposes creates the possibility that the government could attempt to establish alternative suppliers or to negotiate with us to reduce our prices. The potential that the government may release some of the technical data without constraint creates the possibility that third parties may be able to use this data to compete with us, which could have a material adverse effect on our business, results of operations or financial condition.

U.S. government contracts are generally not fully funded at inception and contain certain provisions that may be unfavorable to us, which could prevent us from realizing our contract backlog and materially harm our business and results of operations.

DoD contracts typically involve long lead times for design and development, and are subject to significant changes in contract scheduling. Congress generally appropriates funds on a fiscal year basis even though a program may continue for several years. Consequently, programs are often only partially funded initially, and additional funds are committed only as Congress makes further appropriations. The termination or reduction of funding for a government program would result in a loss of anticipated future revenue attributable to that program.

The actual receipt of revenue on awards included in backlog may never occur or may change because a program schedule could change or the program could be canceled, or a contract could be reduced, modified or terminated early.

In addition, U.S. government contracts generally contain provisions permitting termination, in whole or in part, at the government's convenience or for contractor default. Since a substantial majority of our revenue is dependent on the procurement, performance and payment under our U.S. government contracts, the termination of one or more critical government contracts could have a negative impact on our results of operations and financial condition. Termination arising out of our default could expose us to liability and have a material adverse effect on our ability to re-compete for future contracts and orders. Moreover, several of our contracts with the U.S. government do not contain a limitation of liability provision, creating a risk of responsibility for indirect, incidental damages and consequential damages. These provisions could cause substantial liability for us, especially given the use to which our products may be put.

U.S. government contracts are subject to a competitive bidding process that can consume significant resources without generating any revenue.

U.S. government contracts are frequently awarded only after formal, protracted competitive bidding processes and, in many cases, unsuccessful bidders for U.S. government contracts are provided the opportunity to protest contract awards through various agency, administrative and judicial channels. We derive significant revenue from U.S. government contracts that were awarded through a competitive bidding process. Much of the UAS business that we expect to seek in the foreseeable future likely will be awarded through competitive bidding. Competitive bidding presents a number of risks, including the following:

- the need to bid on programs in advance of the completion of their design, which may result in unforeseen technological difficulties and cost overruns;
- the substantial cost and managerial time and effort that must be spent to prepare bids and proposals for contracts that may not be awarded to us;
- the need to estimate accurately the resources and cost structure that will be required to service any contract we are awarded; and
- the expense and delay that may arise if our competitors protest or challenge contract awards made to us pursuant to competitive bidding, and the risk that any such protest or challenge could result in the delay of our contract performance, the distraction of management, the resubmission of bids on modified specifications, or in termination, reduction or modification of the awarded contract.

We may not be provided the opportunity to bid on contracts that are held by other companies and are scheduled to expire if the government extends the existing contract. If we are unable to win particular contracts that are awarded through a competitive bidding process, then we may not be able to operate in the market for goods and services that are provided under those contracts for a number of years. If we are unable to win new contract awards over any extended period consistently, then our business and prospects will be adversely affected.

Risks Related to Our Intellectual Property

If we fail to protect, or incur significant costs in defending, our intellectual property and other proprietary rights, our business, financial condition, and results of operations could be materially harmed.

Our success depends, in large part, on our ability to protect our intellectual property and other proprietary rights. We rely primarily on patents, trademarks, copyrights, trade secrets and unfair competition laws, as well as license agreements and other contractual provisions, to protect our intellectual property and other proprietary rights. However, a significant portion of our technology is not patented, and we may be unable or may not seek to obtain patent protection for this technology. Moreover, existing U.S. legal standards relating to the validity, enforceability and scope of protection of intellectual property rights offer only limited protection, may not provide us with any competitive advantages, and may be challenged by third parties. The laws of countries other than the United States may be even less protective of intellectual property rights. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property or otherwise gaining access to our technology. Unauthorized third parties may try to copy or reverse engineer our products or portions of our products or otherwise obtain and use our intellectual property. Moreover, many of our employees have access to our trade secrets and other intellectual property. If one or more of these employees leave us to work for one of our competitors, then they may disseminate this proprietary information, which may as a result damage our competitive position. If we fail to protect our intellectual property and other proprietary rights, then our business, results of operations or financial condition could be materially harmed.

In addition, affirmatively defending our intellectual property rights and investigating whether we are pursuing a product or service development that may violate the rights of others may entail significant expense. We have not found it necessary to resort to legal proceedings to protect our intellectual property, but may find it necessary to do so in the future. Any of our intellectual property rights may be challenged by others or invalidated through administrative processes or litigation. If we resort to legal proceedings to enforce our intellectual property rights or to determine the validity and scope of the intellectual property or other proprietary rights of others, then the proceedings could result in significant expense to us and divert the attention and efforts of our management and technical employees, even if we prevail.

We may be sued by third parties for alleged infringement of their proprietary rights, which could be costly, time-consuming and limit our ability to use certain technologies in the future.

We may become subject to claims that our technologies infringe upon the intellectual property or other proprietary rights of third parties. Any claims, with or without merit, could be time-consuming and expensive, and could divert our management's attention away from the execution of our business plan. Moreover, any settlement or adverse judgment resulting from these claims could require us to pay substantial amounts or obtain a license to continue to use the disputed technology, or otherwise restrict or prohibit our use of the technology. We cannot assure you that we would be able to obtain a license from the third party asserting the claim on commercially reasonable terms, if at all, that we would be able to develop alternative technology on a timely basis, if at all, or that we would be able to obtain a license to use a suitable alternative technology to permit us to continue offering, and our customers to continue using, our affected product. An adverse determination also could prevent us from offering our products to others. Infringement claims asserted against us may have a material adverse effect on our business, results of operations or financial condition.

Risks Relating to Securities Markets and Investment in Our Stock

Our common stock has only been publicly traded since January 23, 2007 and the price of our common stock may fluctuate significantly.

There has only been a public market for our common stock since January 23, 2007. The market prices for securities of emerging technology companies have historically been highly volatile, and the market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. The market price of our common stock may fluctuate significantly in response to a number of factors, most of which we cannot control, including the following:

- U.S. government spending levels, both generally and by our particular customers;
- The volume of operational activity by the U.S. military;
- delays in the payment of our invoices by government payment offices, resulting in potentially reduced earnings during a particular fiscal quarter;
- announcements of new products or technologies, commercial relationships or other events relating to us or our industry or our competitors;

- failure of any of our key products to gain market acceptance;
- variations in our quarterly operating results;
- perceptions of the prospects for the markets in which we compete;
- changes in general economic conditions;
- changes in securities analysts' estimates of our financial performance;
- regulatory developments in the U.S. and foreign countries;
- fluctuations in stock market prices and trading volumes of similar companies;
- news about the markets in which we compete or regarding our competitors;
- terrorist acts or military action related to international conflicts, wars or otherwise;
- sales of large blocks of our common stock, including sales by our executive officers, directors and significant stockholders; and
- additions or departures of key personnel.

In addition, the equity markets in general, and NASDAQ in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Further, the market prices of securities of emerging technology companies have been particularly volatile. These broad market and industry factors may affect the market price of our common stock adversely, regardless of our operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation often has been instituted against that company. This type of litigation, if instituted against us, could result in substantial costs and a diversion of management's attention and resources.

Our management, whose interests may not be aligned with yours, is able to control the vote on all matters requiring stockholder approval.

As of June 13, 2008, our directors, executive officers and their affiliates collectively beneficially owned 4,951,488 shares, or approximately 24%, of our total outstanding shares of common stock. Accordingly, our directors and executive officers as a group may control the vote on all matters requiring stockholder approval, including the election of directors. The interests of our directors and executive officers may not be fully aligned with yours. Although there is no agreement among our directors and executive officers with respect to the voting of their shares, this concentration of ownership may delay, defer or even prevent a change in control of our company, and make transactions more difficult or impossible without the support of all or some of our directors and executive officers. These transactions might include proxy contests, tender offers, mergers or other purchases of common stock that could give you the opportunity to realize a premium over the then-prevailing market price for shares of our common stock.

Item 1B. Unresolved Staff Comments.

Not Applicable.

Item 2. Properties.

All of our facilities are leased. Our corporate headquarters are located in Monrovia, California where we lease approximately 13,000 square feet under an agreement expiring in September 2010. We have several other leased facilities in Monrovia that house our PosiCharge and Energy Technology Center businesses. These facilities have total square footage of approximately 68,000 square feet and leases that expire between the end of 2009 and 2010.

Our principal UAS facilities are located in Simi Valley, California. As of April 30, 2008, our UAS leases consisted of an 85,000 square foot research and development, manufacturing and logistics facility, the lease for which expires in 2009, and a 105,000 square foot manufacturing, research and development facility, the lease for which expires in 2012.

We additionally have small leased offices in Arizona, Florida and Virginia for training, business development and sales, and lease arrangements with several test flight fields in California. We believe that our current leased facilities and additional or alternative space available to us will be adequate to meet our needs for the foreseeable future.

Item 3. Legal Proceedings.

We are not currently a party to any material legal proceedings. We are, however, subject to lawsuits from time to time in the ordinary course of business.

Item 4. Submission of Matters to a Vote of Securities Holders.

No matters were submitted during the fourth quarter of our fiscal year ended April 30, 2008 to a vote of security holders through solicitation of proxies or otherwise.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Common Stock

On January 23, 2007, our common stock was listed on the NASDAQ Global Market under the symbol "AVAV." Prior to January 23, 2007, there was no established trading market for our common stock. The following table sets forth, for the periods indicated, the high and low sales prices for our common stock from January 23, 2007 through April 30, 2008. The following quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

	High	Low
Fiscal Year Ended April 30, 2008		
First Quarter	$23.43	$19.76
Second Quarter	26.93	17.97
Third Quarter	26.52	20.26
Fourth Quarter	24.35	18.44
Fiscal Year Ended April 30, 2007		
January 23, 2007 — January 27, 2007	$26.22	$22.60
Fourth Quarter	24.50	20.50

On June 13, 2008, the closing sales price of our common stock as reported on the NASDAQ Global Select Market was $25.60 per share. As of June 13, 2008, there were approximately 40 holders of record of our common stock.

Dividends

We currently intend to retain all future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination related to dividend policy will be made at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions and such other factors as our board of directors deems relevant.

Stock Price Performance Graph

The following graph shows a comparison of cumulative returns on our common stock, based on the market price of the common stock, with the cumulative total returns of companies in the Russell 2000 Index and the SPADES Index.



160
140
120
100
80
60
40
20
0
IPO
Jan-07
Apr-07
Jul-07
Oct-07
Jan-08
Apr-08
AeroVironment Stock
Russell 2000 Index
SPADES Index

The following table shows the value of $100 invested on January 22, 2007 in AeroVironment Inc., the Russell 2000 Index, and the SPADES Index.

	Performance Graph Table ($)						
	22-Jan-07	*27-Jan-07*	*30-Apr-07*	*28-Jul-07*	*27-Oct-07*	*26-Jan-08*	*30-Apr-08*
AeroVironment, Inc.	100	136	126	118	150	137	141
Russell 2000 Index	100	101	105	100	106	89	92
SPADES Index	100	101	108	116	128	108	112

The stock price performance shown on the graph above is not necessarily indicative of future price performance. Factual material was obtained from sources believed to be reliable, but we are not responsible for any errors or omissions contained therein. No portions of this graph shall be deemed incorporated by reference into any filing under the Securities Act, or the Exchange Act through any general statement incorporating by reference in its entirety the report in which this graph appears, except to the extent that we specifically incorporate this graph or a portion of it by reference. In addition, this graph shall not be deemed filed under either the Securities Act or the Exchange Act.

Item 6. Selected Consolidated Financial Data

The following selected financial data should be read in conjunction with our consolidated financial statements. The information set forth below is not necessarily indicative of results of future operations, and should be read in conjunction with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto included in Item 8, "Financial Statements and Supplementary Data" of this Form 10-K in order to understand fully factors that may affect the comparability of the financial data presented below.

Year Ended April 30,	*2008*	*2007*	*2006*	*2005*	*2004*
(In thousands, except per share data)					
Consolidated Income Statement Data:					
Revenue	$215,746	$173,721	$139,357	$105,155	$47,680
Net income	$21,386	$20,718	$11,208	$14,570	$2,171
Earnings per common share:					
Basic	$1.08	$1.39	$0.86	$1.15	$0.19
Diluted	$1.00	$1.22	$0.75	$1.05	$0.18
Weighted average common shares outstanding (basic):	$19,767	$14,947	$13,012	$12,675	$11,539
Weighted average common shares outstanding (diluted):	$21,372	$16,992	$14,874	$13,847	$12,094
Balance Sheet Data					
Total assets	$202,779	$168,177	$64,950	$50,440	$26,464
Long-term obligations	$941	$541	$2,617	$1,500	$1,000

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation.

Introduction

The following discussion of our financial condition and results of operations should be read in conjunction with our "Selected Consolidated Financial Data" and our consolidated financial statements and notes thereto included herein as Item 8. This discussion contains forward-looking statements. Refer to "Forward-Looking Statements" on page 2 and "Risk Factors" beginning on page 19, for a discussion of the uncertainties, risks, and assumptions associated with these statements.

Overview

We design, develop, produce and support a technologically-advanced portfolio of small unmanned aircraft systems, or UAS, that we supply primarily to organizations within the U.S. Department of Defense, or DoD, and fast charge systems for electric industrial vehicle batteries that we supply to commercial customers. We derive the majority of our revenue from these two business areas and we believe that both the small unmanned aircraft systems, or UAS, and fast charge markets are in the early stages of development and have significant growth potential. Additionally, we believe that some of the innovative potential products in our research and development pipeline will emerge as new growth platforms in the future, creating market opportunities.

The success we have achieved with our current products stems from our investment in research and development and our ability to invent and deliver advanced solutions, utilizing our proprietary technologies, to help our government and commercial customers operate more effectively and efficiently. Our core technological capabilities, developed through more than 35 years of innovation, include lightweight aerostructures and electric propulsion systems, efficient electric energy systems and storage, high-density energy packaging, miniaturization, controls integration and systems engineering optimization.

Through our fiscal year ended April 30, 2008, we were organized into three segments based on our business operations; UAS, PosiCharge Systems, and Energy Technology Center, which focused primarily on the development of innovative, efficient electric energy technologies for internal and external customers, and also developed, produced and supported a line of electronic test equipment used for research and development activities. As of May 1, 2008, the operations of our PosiCharge Systems and Energy Technology Center were consolidated to form the newly named Efficient Energy Systems segment.

Revenue

We generate our revenue primarily from the sale and support of our small UAS and PosiCharge solutions. Support for our small UAS customers includes training, spare parts, product repair, product replacement, and the customer-contracted operation of our small UAS by our personnel. We refer to these support activities collectively as our services operation. We derive most of our small UAS revenue from fixed-price and cost-plus-fee contracts with the U.S. government, and most of our PosiCharge revenue from sales and service to commercial customers. We also generate revenue from our Energy Technology

Revenue *(continued)*

Center through the provision of contract development and engineering services, the sale of our power processing systems and license fees.

Cost of Sales

Cost of sales consists of direct costs and allocated indirect costs. Direct costs include labor, materials, travel, subcontracts and other costs directly related to the execution of a specific contract. Indirect costs include overhead expenses, fringe benefits and other costs that are not directly charged to a specific contract.

Gross Margin

Gross margin is equal to revenue minus cost of sales. We use gross margin as a financial metric to help us understand trends in our direct costs and allocated indirect costs when compared to the revenue we generate.

Research and Development Expense

Research and development, or R&D, is an integral part of our business model. We conduct significant internally funded research and development and anticipate that research and development expense will continue to increase in absolute dollars for the foreseeable future. Our UAS research and development activities focus specifically on creating capabilities that support our existing small UAS product portfolio as well as new UAS platforms. These activities are funded both externally by customers and internally.

Selling, General and Administrative

Our selling, general and administrative expenses, or SG&A, include salaries and other expenses related to selling, marketing and proposal activities, and other administrative costs. SG&A is an important financial metric that we analyze to help us evaluate the contribution of our selling, marketing and proposal activities to revenue generation.

Other Income and Expenses

Other income and expenses includes interest income and interest expense.

Income Tax Expense

Our effective tax rates are substantially lower than the statutory rates primarily due to research and development tax credits and federal tax exempt municipal bond interest income. The federal research and development tax credit expired in December 2007.

Critical Accounting Policies and Estimates

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. When we prepare these consolidated financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Some of our accounting policies require that we make subjective judgments, including estimates that involve matters that are inherently uncertain. Our most critical estimates include those related to revenue recognition, inventories and reserves for excess and obsolescence, self-insured liabilities, accounting for stock-based awards, and income taxes. We base our estimates and judgments on historical experience and on various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for our judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Our actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting estimates affect our more significant judgments and estimates used in preparing our consolidated financial statements. See Note 1 of the Notes to Consolidated Financial Statements for our Organization and Significant Accounting Policies. There have been no material changes made to the critical accounting estimates during the periods presented in the consolidated financial statements.

Revenue Recognition

Significant management judgments and estimates must be made and used in connection with the recognition of revenue in any accounting period. Material differences in the amount of revenue in any given period may result if these judgments or estimates prove to be incorrect or if management's estimates change on the basis of development of the business or market conditions.

The substantial majority of our revenue is generated pursuant to written contractual arrangements to design, develop, manufacture and/or modify complex products, and to provide related engineering, technical and other services according to customer specifications. These contracts may be fixed-price or cost-reimbursable. We consider all contracts for treatment in accordance with Financial Accounting Standards Board Emerging Issues Task Force No. 00-21, Revenue Arrangements with Multiple Deliverables, or EITF 00-21. EITF 00-21 provides for deferral to

Revenue Recognition *(continued)*

higher authoritative guidance, including American Institute of Certified Public Accountants Statement of Position 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts, or SOP 81-1, under which the majority of our contracts are properly accounted for. Contracts which provide for multiple deliverables to which SOP 81-1 does not apply are accounted for in accordance with the provisions of EITF 00-21.

Revenue from product sales not under contractual arrangement is recognized at the time title and the risk and rewards of ownership pass, which typically occurs when the products are shipped and collection is reasonably assured.

Revenue and profits on fixed-price contracts are recognized using percentage-of-completion methods of accounting. Revenue and profits on fixed-price production contracts, whose units are produced and delivered in a continuous or sequential process, are recorded as units are delivered based on their selling prices, or the units-of-delivery method. Revenue and profits on other fixed-price contracts with significant engineering as well as production requirements are recorded based on the ratio of total actual incurred costs to date to the total estimated costs for each contract, or the cost-to-cost method. Under percentage-of-completion methods of accounting, a single estimated total profit margin is used to recognize profit for each contract over its entire period of performance, which can exceed one year. Accounting for revenue and profits on a fixed-price contract requires the preparation of estimates of (1) the total contract revenue, (2) the total costs at completion, which is equal to the sum of the actual incurred costs to date on the contract and the estimated costs to complete the contract's statement of work and (3) the measurement of progress towards completion. The estimated profit or loss at completion on a contract is equal to the difference between the total estimated contract revenue and the total estimated cost at completion. Under the units-of-delivery method, sales on a fixed-price type contract are recorded as the units are delivered during the period based on their contractual selling prices. Under the cost-to-cost method, sales on a fixed-price type contract are recorded at amounts equal to the ratio of actual cumulative costs incurred divided by total estimated costs at completion, multiplied by (A) the total estimated contract revenue, less (B) the cumulative sales recognized in prior periods. The profit recorded on a contract in any period using either the units-of-delivery method or cost-to-cost method is equal to (X) the current estimated total profit margin multiplied by the cumulative sales recognized, less (Y) the amount of cumulative profit previously recorded for the contract. In the case of a contract for which the total estimated costs exceed the total estimated revenue, a loss arises, and a provision for the entire loss is recorded in the period that it becomes evident. The unrecoverable costs on a loss contract that are expected to be incurred in future periods are recorded in the program cost.

Revenue and profits on cost-reimbursable type contracts are recognized as costs are incurred on the contract, at an amount equal to the costs plus the estimated profit on those costs. The estimated profit on a cost-reimbursable contract is generally fixed or variable based on the contractual fee arrangement.

We review cost performance and estimates to complete at least quarterly and in many cases more frequently. Adjustments to original estimates for a contract's revenue, estimated costs at completion and estimated profit or loss are often required as work progresses under a contract, as experience is gained and as more information is obtained, even though the scope of work required under the contract may not change, or if contract modifications occur. The impact of revisions in profit estimates for all types of contracts are recognized on a cumulative catch-up basis in the period in which the revisions are made. Amounts representing contract change orders or claims are included in revenue only when they can be reliably estimated and their realization is probable. Incentives or penalties and awards applicable to performance on contracts are considered in estimating revenue and profit rates, and are recorded when there is sufficient information to assess anticipated contract performance. Revenue on arrangements that are not within the scope of SOP 81-1 is recognized in accordance with the SEC Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements."

Inventories and Reserve for Excess and Obsolescence

Our policy for valuation of inventory, including the determination of obsolete or excess inventory, requires us to perform a detailed assessment of inventory at each balance sheet date, which includes a review of, among other factors, an estimate of future demand for products within specific time horizons, valuation of existing inventory, as well as product lifecycle and product development plans. Inventory reserves are also provided to cover risks arising from slow-moving items. We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based on assumptions about future demand and market conditions. We may be required to record additional inventory write-downs if actual market conditions are less favorable than those projected by our management.

Supplemental Executive Retirement Plan Obligation

We maintained a supplemental executive retirement plan, or SERP, which is a non-qualified defined benefit plan for Dr. MacCready, our late founder and former Chairman of our board of directors until January 23, 2007. The plan was non-contributory and non-funded. Pension expense was determined using various actuarial cost methods to estimate the total benefits ultimately payable to the plan beneficiary, and this amount was accrued as a liability on our balance sheet until termination of the SERP. We reviewed the actuarial assumptions used to calculate pension costs annually. In January 2007, the SERP terminated without any payment or promise of future payment to Dr. MacCready, which resulted in a reversal of the related accrued expense of approximately $2.2 million for the fiscal year ended April 30, 2007.

Self-Insured Liability

We are self-insured for employee medical claims, subject to individual and aggregate stop-loss policies. We estimate a liability for claims filed and incurred but not reported claims based upon recent claims experience and an analysis of the average period of time between the occurrence of a claim and the time it is reported to and paid by us. We perform an annual evaluation of this policy and have determined that for all prior years during which this policy has been in effect there have been cost advantages to this policy, as compared to obtaining commercially available employee medical insurance. However, actual results may differ materially from those estimated and could have a material impact on our consolidated financial statements.

Income Taxes

We are required to estimate our income taxes, which includes estimating our current income taxes as well as measuring the temporary differences resulting from different treatment of items for tax and accounting purposes. We currently have significant deferred assets, which are subject to periodic recoverability assessments. Realizing our deferred tax assets principally depends on our achieving projected future taxable income. We may change our judgments regarding future profitability due to future market conditions and other factors, which may result in recording a valuation allowance against those deferred tax assets.

Fiscal Periods

Our fiscal year ends on April 30. Due to our fixed year end date of April 30, our first and fourth quarters each consist of approximately 13 weeks. The second and third quarters each consist of 13 weeks. Our first three quarters end on a Saturday.

Results of Operations

The following table sets forth certain historical consolidated income statement data expressed in dollars (in thousands) and as a percentage of revenue for the periods indicated. Certain amounts may not calculate due to rounding.

Fiscal Year Ended April 30,	2008		2007		2006	
Revenue	$215,746	100%	$173,721	100%	$139,357	100%
Cost of sales	137,199	64%	105,239	61%	82,598	59%
Gross margin	78,547	36%	68,482	39%	56,759	41%
Selling, general and administrative	33,662	16%	24,041	14%	24,810	18%
Research and development	16,441	8%	13,940	8%	16,098	12%
Income from operations	28,444	13%	30,501	18%	15,851	12%
Interest income	3,796	2%	1,707	1%	333	0%
Interest expense	(1)	0%	(6)	0%	(127)	0%
Income before income taxes	32,239	15%	32,202	19%	16,057	12%
Income tax expense	10,853	5%	11,484	7%	4,849	3%
Net income	$21,386	10%	$20,718	12%	$11,208	8%

Prior to May 2008, our operating segments were UAS, PosiCharge Systems and Energy Technology Center. As of May 1, 2008, the operations of our PosiCharge Systems and Energy Technology Center segments were consolidated to form the newly named Efficient Energy Systems segment. The accounting policies for each of our three prior segments and for each of our two current segments are the same. In addition, a significant portion of our research and development, selling, general and administrative, and general overhead resources were shared across each of our segments.

The following table sets forth our revenue and gross margin generated by each operating segment for the periods indicated:

Fiscal Year Ended April 30,	*2008*	*2007*	*2006*
(In thousands)			
Revenue:			
UAS	$186,615	$146,538	$111,104
PosiCharge Systems	18,613	17,575	19,928
Energy Technology Center	10,518	9,608	8,325
Total	$215,746	$173,721	$139,357
Gross margin:			
UAS	$ 68,598	$ 57,591	$ 44,558
PosiCharge Systems	5,464	6,096	8,062
Energy Technology Center	4,485	4,795	4,139
Total	$ 78,547	$ 68,482	$ 56,759

Fiscal Year Ended April 30, 2008 Compared to Fiscal Year Ended April 30, 2007

Revenue. Revenue for the fiscal year ended April 30, 2008 was $215.7 million, as compared to $173.7 million for the fiscal year ended April 30, 2007, representing an increase of $42.0 million, or 24%. UAS revenue increased $40.1 million, or 27%, to $186.6 million for the fiscal year ended April 30, 2008, primarily due to substantially higher UAS services, customer-funded research and development work, and product deliveries. The higher UAS service revenue was primarily due to additional services to refurbish, reconstitute, and repair delivered Raven units. The increase in customer-funded research and development work was primarily due to the increased activity associated with Global Observer. The increase in product sales resulted primarily from the increased sales of our *Wasp* products. PosiCharge Systems revenue increased by $1.0 million to $18.6 million for the fiscal year ended April 30, 2008, primarily due to higher installations of our PosiCharge Systems products among automotive customers. Energy Technology Center revenue increased by $0.9 million to $10.5 million in the fiscal year ended April 30, 2008, primarily due to Architectural Wind early adopter system sales.

Cost of Sales. Cost of sales for the fiscal year ended April 30, 2008 was $137.2 million, as compared to $105.2 million for the fiscal year ended April 30, 2007, representing an increase of $32.0 million, or 30%. The increase in cost of sales was caused primarily by higher UAS cost of sales of $29.1 million, higher PosiCharge Systems cost of sales of $1.7 million, and higher Energy Technology Center cost of sales of $1.2 million. The increase in UAS cost of sales was primarily due to growth in our UAS services operations, an increase in customer-funded research and development, and higher product deliveries. The increase in PosiCharge Systems cost of sales was primarily due to higher sales volume and higher manufacturing support costs. The increase in Energy Technology Center cost of sales is primarily due to sales of Architectural Wind early adopter systems.

Gross Margin. Gross margin for the fiscal year ended April 30, 2008 was $78.5 million, as compared to $68.5 million for the fiscal year ended April 30, 2007, representing an increase of $10.1 million, or 15%. As a percentage of revenue, gross margin decreased from 39% to 36%. UAS gross margin increased $11.0 million to $68.6 million for the fiscal year ended April 30, 2008, primarily due to increased sales volume. As a percentage of revenue, gross margin for UAS decreased from 39% to 37%. PosiCharge Systems gross margin decreased $0.6 million to $5.5 million for the fiscal year ended April 30, 2008, due to higher manufacturing and engineering sustaining support costs. As a percentage of revenue, PosiCharge Systems gross margin decreased from 35% to 29%. Energy Technology Center gross margin decreased $0.3 million to $4.5 million for the fiscal year ended April 30, 2008, primarily due to higher engineering support costs. As a percentage of revenue, Energy Technology Center gross margin decreased from 50% to 43%.

Research and Development. R&D expense for the fiscal year ended April 30, 2008 was $16.4 million, or 8% of revenue, which was higher than R&D expense of $13.9 million, or 8% of revenue, for the fiscal year ended April 30, 2007 primarily due to increased activity on the Global Observer program. Customer-funded R&D work for the fiscal year ended April 30, 2008 increased $8.9 million, or 46%, to $28.3 million, primarily due to increased activity on the Global Observer program.

Selling, General and Administrative. SG&A expense for the fiscal year ended April 30, 2008 was $33.7 million, or 16% of revenue, compared to SG&A expense of $24.0 million, or 14% of revenue, for the fiscal year ended April 30, 2007, which included the supplemental executive retirement plan reversal of $2.2 million. Without the reversal, SG&A expense increased $7.5 million, primarily due to higher selling and marketing infrastructure associated with business growth and added expense for being a public company.

Income Tax Expense. Our effective income tax rate was 33.7% for the fiscal year ended April 30, 2008, as compared to 35.7% for the fiscal year ended April 30, 2007. This decrease was largely due to higher levels of tax-exempt interest income received from our short-term investments.

Fiscal Year Ended April 30, 2007 Compared to Fiscal Year Ended April 30, 2006

Revenue. Revenue for the fiscal year ended April 30, 2007 was $173.7 million, as compared to $139.4 million for the fiscal year ended April 30, 2006, representing an increase of $34.3 million, or 25%. UAS revenue increased $35.4 million to $146.5 million for the fiscal year ended April 30, 2007, largely due to increases in UAS product sales, services and customer-funded R&D. The increase in product sales resulted from higher manufacturing volume associated with our progression to full-rate production resulting from the completion of customer testing and evaluation of our *Raven B* product. PosiCharge Systems revenue decreased by $2.3 million to $17.6 million for the fiscal year ended April 30, 2007, primarily due to a reduction in installations of our PosiCharge Systems products among automotive customers. Energy Technology Center revenue increased by $1.3 million to $9.6 million in the fiscal year ended April 30, 2007, primarily due to higher sales of power processing test equipment.

Cost of Sales. Cost of sales for the fiscal year ended April 30, 2007 was $105.2 million, as compared to $82.6 million for the fiscal year ended April 30, 2006, representing an increase of $22.6 million, or 27%. The increase in cost of sales was caused primarily by higher UAS cost of sales of $22.4 million and higher Energy Technology Center cost of sales of $0.6 million, partially offset by lower PosiCharge Systems cost of sales of $0.4 million. The increase in UAS cost of sales was largely due to growth in our UAS product deliveries, increased activity in our services operation, and an increase in customer-funded Research and Development. The increase in Energy Technology Center cost of sales primarily reflects an increase in sales of our power processing test equipment.

Gross Margin. Gross margin for the fiscal year ended April 30, 2007 was $68.5 million, as compared to $56.7 million for the fiscal year ended April 30, 2006, representing an increase of $11.8 million, or 21%. As a percentage of revenue, gross margin decreased from 41% to 39%. UAS gross margin increased $13.0 million to $57.6 million for the fiscal year ended April 30, 2007. As a percentage of revenue, gross margin for UAS decreased from 40% to 39%. PosiCharge Systems gross margin decreased $2.0 million to $6.1 million for the fiscal year ended April 30, 2007, due to lower sales volume and higher manufacturing support costs. As a percentage of revenue, PosiCharge Systems gross margin decreased from 41% to 35%. Energy Technology Center gross margin increased $0.7 million to $4.8 million for the fiscal year ended April 30, 2007, primarily due to higher sales of power processing test equipment. As a percentage of revenue, Energy Technology Center gross margin was 50% for the fiscal years ended April 30, 2007 and April 30, 2006.

Research and Development. R&D expense for the fiscal year ended April 30, 2007 was $13.9 million, or 8% of revenue, which was lower than R&D expense of $16.1 million, or 12% of revenue, for the fiscal year ended April 30, 2006 primarily due to a shift of engineering resources to customer-funded R&D work. Customer-funded R&D work for the fiscal year ended April 30, 2007 increased $7.7 million, or 66%, to $19.4 million.

Selling, General and Administrative. SG&A expense for the fiscal year ended April 30, 2007 was $24.0 million, or 14% of revenue, which included the reversal of expenses associated with the SERP of $2.2 million. Excluding the effect of the SERP on SG&A for both fiscal years, SG&A expense increased to $26.2 million, or 15% of revenue for our fiscal year ended April 30, 2007, compared to SG&A expense of $22.6 million, or 16% of revenue, in the fiscal year ended April 30, 2006. The increase in SG&A expense of $3.7 million was caused primarily by the addition of administrative and marketing infrastructure necessary to continue to grow our business.

Income Tax Expense. Our effective income tax rate was 35.7% for the fiscal year ended April 30, 2007, as compared to 30.2% for the fiscal year ended April 30, 2006. This increase was largely due to lower federal research and development tax credits as a percentage of revenue.

Liquidity and Capital Resources

We currently have no material cash commitments, except for normal recurring trade payables, accrued expenses and ongoing research and development costs, all of which we anticipate funding through our existing working capital, funds provided by operating activities. The majority of our purchase obligations are pursuant to funded contractual arrangements with our customers. In addition, we do not currently anticipate significant investment in property, plant and equipment, and we believe that our existing cash, cash equivalents, cash provided by operating activities and other financing sources will be sufficient to meet our anticipated working capital, capital expenditure and debt service requirements, if any, during the next twelve months. There can be no assurance, however, that our business will continue to generate cash flow at current levels. If we are unable to generate sufficient cash flow from operations, then we may be required to sell assets, reduce capital expenditures or obtain additional financing.

Our primary liquidity needs are for financing working capital, investing in capital expenditures, supporting product development efforts, introducing new products and enhancing existing products, and marketing acceptance and adoption of our products and services. Our future capital requirements, to a certain extent, are also subject to general conditions in or affecting the defense industry and are subject to general economic, political, financial, competitive, legislative and regulatory factors that are beyond our control. Moreover, to the extent that existing cash, cash equivalents, cash from operations, and cash from short-term borrowing are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financing. Although we are currently not a party to any agreement or letter of intent with respect to potential investment in, or acquisitions of, businesses, services or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing.

Our working capital requirements vary by contract type. On cost-plus-fee programs, we typically bill our incurred costs and fees monthly as work progresses, and therefore working capital investment is minimal. On fixed-price contracts, we typically are paid as we deliver products, and working capital is needed to fund labor and expenses incurred during the lead time from contract award until contract deliveries begin.

Cash Flows

The following table provides our cash flow data as of:

Fiscal Year Ended April 30, *(In thousands)*	*2008*	*2007*	*2006*
Net cash provided by operating activities	$15,524	$ 15,022	$13,353
Net cash provided by (used in) investing activities	$67,022	$(91,348)	$ (4,190)
Net cash provided by (used in) financing activities	$ 1,598	$ 81,858	$ (3,835)

Cash Provided by Operating Activities. Net cash provided by operating activities for the fiscal year ended April 30, 2008 increased by $0.5 million to $15.5 million, compared to net cash provided by operating activities of $15.0 million for the fiscal year ended April 30, 2007. This increase in net cash provided by operating activities was primarily due to an increase in tax benefits from stock options exercises of $10.2 million, the reversal of the supplemental executive retirement plan accrual in the prior year of $2.2 million, higher depreciation and amortization expense of $0.9 million, and higher net income of $0.7 million partially offset by higher working capital needs of $9.9 million and higher deferred income taxes of $3.9 million.

Net cash provided by operating activities for the fiscal year ended April 30, 2007 increased by $1.6 million to $15.0 million, compared to net cash provided by operating activities of $13.4 million for the fiscal year ended April 30, 2006. This increase in net cash provided by operating activities was primarily due to higher net income of $9.5 million, lower deferred taxes of $2.3 million, and higher depreciation costs of $0.9 million partially offset by increased working capital needs of $6.8 million and the reversal of the prior year SERP of $4.4 million.

Cash Provided by Investing Activities. Net cash provided by investing activities increased by $158.3 million to $67.0 million for the fiscal year ended April 30, 2008, compared to net cash used in investing activities of $91.3 million for the fiscal year ended April 30, 2007. The increase in net cash provided by investing activities was primarily due to net redemption of tax exempt municipal auction rate securities of $163.2 million partially offset by higher capital expenditures of $4.9 million. During the fiscal year ended April 30, 2008 and April 30, 2007, we used cash to purchase property and equipment totaling $7.9 million and $3.0 million, respectively.

Net cash used in investing activities was $91.3 million for the fiscal year ended April 30, 2007, compared to $4.2 million for the fiscal year ended April 30, 2006. During the fiscal year ended April 30, 2007, we invested cash in tax-exempt municipal securities totaling $88.3 million. During the fiscal year ended April 30, 2007 and April 30, 2006, we used cash to purchase property and equipment totaling $3.0 million and $4.2 million, respectively.

Cash Provided by Financing Activities. Net cash provided by financing activities decreased by $80.3 million to $1.6 million for the fiscal year ended April 30, 2008, compared to $81.9 million for the fiscal year ended April 30, 2007. On January 23, 2007, we completed an initial public offering that provided net proceeds of $80.5 million. In addition, during the fiscal year ended April 30, 2008 and April 30, 2007, we received proceeds from stock option exercises of $1.2 million and $0.2 million, respectively.

Net cash provided by financing activities increased $85.7 million to $81.9 million for the fiscal year ended April 30, 2007, compared to net cash used by financing activities of $3.8 million for the fiscal year ended April 30, 2006. During the fiscal year ended April 30, 2007, we received net proceeds from our initial public offering of $80.5 million. Long-term debt payments, net of borrowings, during the fiscal year ended April 30, 2007 decreased by $2.5 million, compared to the fiscal year ended April 30, 2006. In addition, we fulfilled the delivery terms outlined in a standby letter of credit that allowed us to release $1.1 million of restricted cash.

Line of Credit and Term Loan Facilities

We had a revolving line of credit with a bank, under which we were able to borrow up to $25.0 million. Borrowings bear interest at the bank's prime commercial lending rate, which was 5.00% as of April 30, 2008. The line of credit was secured by substantially all of our assets. All principal plus accrued but unpaid interest on the line of credit would have been due August 31, 2009. We had no outstanding balance on the line of credit as of April 30, 2008.

Effective June 23, 2008, we cancelled the line of credit with the bank to avoid unused commitment fees.

Contractual Obligations

The following table describes our commitments to settle contractual obligations as of April 30, 2008:

Payments Due By Period	*Total*	*Less Than 1 Year*	*1 to 3 Years*	*3 to 5 Years*	*More Than 5 Years*
(In thousands)					
Operating lease obligations	$7,077	$2,793	$3,173	$1,111	$ —
Purchase obligations[1]	23,398	23,398	—	—	—
Total	$30,475	$26,191	$3,173	$1,111	$ —

(1) Consists of all cancelable and non-cancelable purchase orders as of April 30, 2008.

We have entered into standby letter-of-credit agreements and bank guarantee agreements with financial institutions and customers primarily relating to the guarantee of our future performance on certain contracts to provide products and services and to secure advance payments we have received from certain international customers. As of April 30, 2008 and 2007, we had standby letters of credit totaling $0 and $389,000, respectively, without any claims against such letters of credit. These letters of credit expired upon release by the customer.

Off-Balance Sheet Arrangements

As of April 30, 2008, we had no off-balance sheet arrangements as defined in Item 303(a)(4) of the SEC's Regulation S-K.

Inflation

Our operations have not been, and we do not expect them to be, materially affected by inflation. Historically, we have been successful in adjusting prices to our customers to reflect changes in our material and labor costs.

New Accounting Standards

In February 2008, the Financial Accounting Standards Board, or FASB issued FASB Staff Position or FSP Statement of Financial Accounting Standards No. 157-2, *Effective Date for FASB Statement No. 157* or FSP SFAS No. 157-2. This FSP permits the delayed application of SFAS No. 157 for all nonrecurring fair value measurements of non-financial assets and non-financial liabilities until fiscal years beginning after November 15, 2008. We will adopt SFAS No. 157 in accordance with the guidance of FSP SFAS No. 157-2 as stated above.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(R), *Business Combinations* or SFAS No. 141(R). SFAS No. 141(R)'s objective is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after December 31, 2008. The adoption of SFAS No. 141(R) is not expected to have a material impact on our financial position, results of operations or cash flows.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115* or SFAS No. 159. This statement permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective at the beginning of an entity's first fiscal year that begins after November 15, 2007. The adoption of SFAS No. 159 is not expected to have a material impact on our financial position, results of operations or cash flows.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* or SFAS No. 157. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement is effective for financial assets and liabilities in financial statements issued for fiscal years beginning after November 15, 2007. The adoption of SFAS No. 157 is not expected to have a material impact on our financial position, results of operations or cash flows.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

It is our policy not to enter into interest rate derivative financial instruments. We do not currently have any significant interest rate exposure.

Foreign Currency Exchange Rate Risk

Since a significant part of our sales and expenses are denominated in U.S. dollars, we have not experienced significant foreign exchange gains or losses to date, and do not expect to incur significant foreign exchange gains or losses in the future. We occasionally engage in forward contracts in foreign currencies to limit our exposure on non-U.S. dollar transactions.

Item 8. Financial Statements and Supplementary Data.

Audited Consolidated Financial Statements

Index to Consolidated Financial Statements and Supplementary Data

All other schedules are omitted because they are not applicable, not required or the information required is included in the Consolidated Financial Statements, including the notes thereto.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
AeroVironment, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of AeroVironment, Inc. and subsidiaries as of April 30, 2008 and 2007, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended April 30, 2008. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These consolidated financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of AeroVironment, Inc. and subsidiaries at April 30, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended April 30, 2008, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, AeroVironment, Inc. and subsidiaries changed their method of accounting for Share-Based Payment in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004) on May 1, 2006.

As discussed in Note 1 to the consolidated financial statements, AeroVironment, Inc. and subsidiaries changed their method of Accounting for Uncertainty in Income Tax in accordance with Financial Accounting Standards Board Interpretation No. 48 on May 1, 2007.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Aerovironment, Inc.'s internal controls over financial reporting as of April 30, 2008, based upon criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 24, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Los Angeles, California
June 24, 2008

Consolidated Balance Sheets

(In thousands except share data)	*April 30,* 2008	2007
Assets		
Current assets:		
Cash and cash equivalents	$105,064	$20,920
Restricted cash	—	389
Short-term investments	13,375	88,325
Accounts receivable, net of allowance for doubtful accounts of $220 at April 30, 2008 and $149 at April 30, 2007	29,788	7,691
Unbilled receivables and retentions	20,590	26,494
Inventories, net	15,923	14,015
Deferred income taxes	2,810	1,730
Prepaid expenses and other current assets	2,014	1,504
Total current assets	189,564	161,068
Property and equipment, net	10,308	6,229
Deferred income taxes	2,785	761
Other assets	122	119
Total assets	$202,779	$168,177
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$14,080	$16,024
Wages and related accruals	10,428	8,942
Customer advances	262	139
Income taxes payable	3,804	4,564
Other current liabilities	3,524	1,544
Total current liabilities	32,098	31,213
Deferred rent	941	541
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.0001 par value:		
Authorized shares — 10,000,000; none issued or outstanding	—	—
Common stock, $0.0001 par value:		
Authorized shares — 100,000,000		
Issued and outstanding shares — 20,614,044 shares at April 30, 2008 and 18,875,957 at April 30, 2007	2	2
Additional paid-in capital	96,123	83,611
Retained earnings	73,615	52,810
Total stockholders' equity	169,740	136,423
Total liabilities and stockholders' equity	$202,779	$168,177

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

(In thousands except share and per share data)	*Year Ended April 30,* 2008	2007	2006
Revenue:			
Product sales	$123,074	$116,361	$98,664
Contract services	92,672	57,360	40,693
	215,746	173,721	139,357
Cost of sales:			
Product sales	73,424	67,410	55,483
Contract services	63,775	37,829	27,115
	137,199	105,239	82,598
Gross margin	78,547	68,482	56,759
Selling, general and administrative	33,662	24,041	24,810
Research and development	16,441	13,940	16,098
Income from operations	28,444	30,501	15,851
Other income (expense):			
Interest income	3,796	1,707	333
Interest expense	(1)	(6)	(127)
Income before income taxes	32,239	32,202	16,057
Provision for income taxes	10,853	11,484	4,849
Net income	$21,386	$20,718	$11,208
Earnings per share data:			
Net income			
Basic	$1.08	$1.39	$0.86
Diluted	$1.00	$1.22	$0.75
Weighted average shares outstanding:			
Basic	19,766,881	14,946,502	13,011,639
Diluted	21,372,405	16,992,012	14,873,651

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

(In thousands except share data)	*Common Stock*		*Additional Paid-In*	*Retained*	
	Shares	*Amount*	*Capital*	*Earnings*	*Total*
Balance at April 30, 2005	12,937,862	—	$1,839	$20,884	$22,723
Stock options exercised	345,908	—	197	—	197
Tax benefit from exercise of stock options	—	—	175	—	175
Net income	—	—	—	11,208	11,208
Balance at April 30, 2006	13,283,770	—	2,211	32,092	34,303
Stock options exercised	346,939	—	220	—	220
Tax benefit from exercise of stock options	—	—	629	—	629
Stock repurchased	(7,037)	—	—	—	—
Stock based compensation	—	—	58	—	58
Issuance of stock in initial public offering, net of offering costs	5,252,285	2	80,493	—	80,495
Net income	—	—	—	20,718	20,718
Balance at April 30, 2007	18,875,957	2	83,611	52,810	136,423
Adjustment to initially apply the provisions of FIN No. 48	—	—	—	(581)	(581)
Stock options exercised	1,738,087	—	1,209	—	1,209
Tax benefit from exercise of stock options	—	—	10,813	—	10,813
Stock based compensation	—	—	490	—	490
Net income	—	—	—	21,386	21,386
Balance at April 30, 2008	20,614,044	2	$96,123	$73,615	$169,740

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Year Ended April 30,	2008	2007	2006
(In thousands)			
Operating activities			
Net income	$21,386	$20,718	$11,208
Adjustments to reconcile net income to net cash and cash equivalents provided by operating activities:			
Depreciation and amortization	3,849	2,897	1,999
Long-term retirement costs	—	(2,209)	2,209
Provision for doubtful accounts	(71)	63	(2)
Deferred income taxes	(3,104)	823	(1,457)
Stock-based compensation	490	58	—
Tax benefit from exercise of stock options	10,813	629	175
(Gain) loss on disposition of property and equipment	—	(5)	268
Changes in operating assets and liabilities:			
Accounts receivable	(22,026)	13,828	(2,202)
Unbilled receivables and retentions	5,904	(21,651)	(4,055)
Inventories	(1,908)	(2,562)	52
Prepaid expenses and other assets	(513)	(883)	1,937
Accounts payable	(1,944)	7,503	(752)
Customer advances	123	(8,892)	(701)
Other liabilities	2,525	4,705	4,674
Net cash and cash equivalents provided by operating activities	15,524	15,022	13,353
Investing activities			
Acquisition of property and equipment	(7,928)	(3,038)	(4,190)
Purchase of short-term investments	(1,057,810)	(249,450)	—
Sale of short-term investments	1,132,760	161,125	—
Proceeds from sale of property and equipment	—	15	—
Net cash and cash equivalents provided by (used in) investing activities	67,022	(91,348)	(4,190)
Financing activities			
Transfer from (to) restricted cash	389	1,143	(1,532)
Repayments of line of credit	—	(6,232)	—
Proceeds from line of credit	—	6,232	—
Payment of long-term debt	—	—	(2,500)
Exercise of stock options	1,209	220	197
Net proceeds from initial public offering	—	80,495	—
Net cash and cash equivalents provided by (used in) financing activities	1,598	81,858	(3,835)
Net increase in cash and cash equivalents	84,144	5,532	5,328
Cash and cash equivalents at beginning of year	20,920	15,388	10,060
Cash and cash equivalents at end of year	$105,064	$20,920	$15,388
Supplemental disclosures of cash flow information			
Cash paid during the year for:			
Interest	$1	$6	$139
Income taxes	$4,484	$6,211	$3,229

See accompanying notes to consolidated financial statements.

Notes to the Consolidated Financial Statements

1. Organization and Significant Accounting Policies

Organization

AeroVironment, Inc., a Delaware corporation, is engaged in design, development and production of unmanned aircraft systems and energy technologies for various industries and governmental agencies.

Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of AeroVironment, Inc. and its wholly-owned subsidiaries: AV S.r.l., Skytower, LLC, AV GmbH, Skytower Inc., AILC, Inc. and Regenerative Fuel Cell Systems, LLC (collectively referred to herein as the "Company"). All intercompany balances and transactions have been eliminated in consolidation.

Segments

The Company's products are sold and divided among three reportable segments, as defined by Statement of Financial Accounting Standards or SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information*, to reflect the Company's strategic goals. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the Chief Operating Decision Maker or CODM in deciding how to allocate resources and in assessing performance. The Company's CODM is the Chief Executive Officer who reviews the revenue and gross margin results for each of these segments in making decisions about allocating resources, including the focus of research and development activities, and assessing performance. The Company's reportable segments are business units that offer different products and services and are managed separately.

Use of Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates made by management include, but are not limited to, valuation of: inventory, deferred tax assets and liabilities, useful lives of property, plant and equipment, and estimates of anticipated contract costs and revenue utilized in the revenue recognition process. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents. The Company's cash equivalents are comprised of money market funds and certificates of deposit of major financial institutions.

Investments

The Company's short-term investments are accounted for under SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities* or SFAS No. 115 as available-for-sale and reported at fair value which approximates cost.

As of April 30, 2008 and 2007, the Company's short-term investments consisted entirely of investment grade auction rate municipal bonds with maturities that could range from 11 to 40 years. These investments have characteristics similar to short-term investments, because at pre-determined intervals, generally ranging from 7 to 35 days, there is a new auction process at which the interest rates for these securities are reset to current interest rates. At the end of such period, the Company chooses to roll-over its holdings or redeem the investments for cash. A market maker facilitates the redemption of the securities and the underlying issuers are not required to redeem the investment within 365 days.

Due to the frequent nature of the reset feature, the investment's market price approximates its fair value; there are no significant realized or unrealized gains or losses associated with these investments. Interest earned from short-term investments is recorded in interest income.

Management determines the appropriate classification of securities at the time of purchase and re-evaluates such designation as of each balance sheet date.

Restricted Cash

Restricted cash of approximately $389,000 as of April 30, 2007, represented deposits with a bank to secure standby letters of credit aggregating approximately $389,000 as of April 30, 2007, established for the benefit of the Company's customers. The restriction on cash was released during 2008 upon expiration of the standby letters of credit and therefore, no cash was restricted as of April 30, 2008. The standby letters of credit expire when the Company's customers provide product acceptance and release their interest in the letters of credit. As of April 30, 2008 and 2007, there were no claims relevant to the letters of credit.

Fair Values of Financial Instruments

Fair values of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, unbilled receivables, retentions and accounts payable approximate cost due to the short period of time to maturity.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash, cash equivalents and accounts receivable. The Company currently invests the majority of its cash in U.S. treasury bills. The Company's revenue and accounts receivable are with a limited number of corporations and governmental entities. In the aggregate, 80%, 80% and 77% of the Company's revenue came from agencies of the U.S. government for the years ended April 30, 2008, 2007 and 2006, respectively. These agencies accounted for 78% and 47% of the accounts receivable balances at April 30, 2008 and 2007, respectively. One such agency, the U.S. Army, accounted for 62%, 56% and 54% of the Company's consolidated revenue for the years ended April 30, 2008, 2007 and 2006, respectively. The U.S. Army accounted for approximately 71%, 66% and 66% of UAS reportable segment sales for the years ended April 30, 2008, 2007 and 2006, respectively. The Company performs ongoing credit evaluations of its commercial customers and maintains an allowance for potential losses.

Accounts Receivable, Unbilled Receivables and Retentions

Accounts receivable represents primarily U.S. government, and to a lesser extent commercial receivables, net of allowances for doubtful accounts. Unbilled receivables represent costs in excess of billings on incomplete contracts and, where applicable, accrued profit related to government long-term contracts on which revenue has been recognized, but for which the customer has not yet been billed.

Retentions represent amounts withheld by customers until contract completion. The Company determines the allowance for doubtful accounts based on historical customer experience and other currently available evidence. When a specific account is deemed uncollectible, the account is written off against the allowance. The allowance for doubtful accounts reflects the Company's best estimate of probable losses inherent in the accounts receivable balance; such losses have been within management's expectations. An account is deemed past due based on contractual terms rather than on how recently payments have been received.

Inventories

Inventories are stated at the lower of cost (using the weighted average costing method) or market value. Inventory write-offs and write-down provisions are provided to cover risks arising from slow-moving items or technological obsolescence and for market prices lower than cost. The Company periodically evaluates the quantities on hand relative to current and historical selling prices and historical and projected sales volume. Based on this evaluation, provisions are made to write inventory down to its market value.

Long-Lived Assets

Property and equipment are carried at cost. Depreciation of property and equipment, including amortization of leasehold improvements, are provided using the straight-line method over the following estimated useful lives:

Assets held for lease	1 to 5 years
Machinery and equipment	3 to 7 years
Computer equipment and software	2 to 5 years
Furniture and fixtures	3 to 7 years
Leasehold improvements	Lesser of useful life or term of lease

Maintenance, repairs and minor renewals are charged directly to expense as incurred. Additions and betterments to property, plant and equipment are capitalized at cost. When the Company disposes of assets, the applicable costs and accumulated depreciation and amortization thereon are removed from the accounts and any resulting gain or loss is included in selling, general and administrative expense or cost of sales in the period incurred. Depreciation and amortization expense on property and equipment was approximately $3,849,000, $2,897,000 and $1,999,000 for the years ended April 30, 2008, 2007 and 2006, respectively.

The Company reviews the recoverability of its long-lived assets as required by SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, or SFAS No. 144 whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The estimated future cash flows are based upon, among other things, assumptions about expected future operating performance, and may differ from actual cash flows. If the sum of the projected undiscounted cash flows (excluding interest) is less than the carrying value of the assets, the assets will be written down to the estimated fair value in the period in which the determination is made. At April 30, 2008 and 2007, no indicators of impairment were identified and no impairment reserve was recorded.

Notes to the Consolidated Financial Statements *(continued)*

1. Organization and Significant Accounting Policies *(continued)*

Product Warranty

The Company accrues an estimate of its exposure to warranty claims based upon both current and historical product sales data and warranty costs incurred. Product warranty reserves are recorded in other current liabilities.

Self-Insurance Liability

The Company is self-insured for employee medical claims, subject to individual and aggregate stop-loss policies. The Company estimates a liability for claims filed and incurred but not reported based upon recent claims experience and an analysis of the average period of time between the occurrence of a claim and the time it is reported to and paid by the Company. As of April 30, 2008 and 2007, the Company estimated and recorded a self insurance liability in wages and related accruals of approximately $399,000 and $200,000, respectively.

Income Taxes

The Company accounts for income taxes in accordance with Financial Accounting Standards Board (FASB) SFAS No. 109, *Accounting for Income Taxes* or SFAS No. 109. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and income tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. The provision for income taxes reflects the taxes to be paid for the period and the change during the period in the deferred income tax assets and liabilities. The Company records a valuation allowance to reduce the deferred tax assets to the amount of future tax benefit that is more likely than not to be realized. Effective at the beginning of the first quarter of fiscal 2008, the Company adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, or FIN 48. This interpretation clarifies the accounting for uncertainty in income tax recognized in an entity's financial statements in accordance with SFAS No. 109. FIN 48 requires companies to determine whether it is "more likely than not" that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. For those tax positions where it is "not more likely than not" that a tax benefit will be sustained, no tax benefit is recognized. Where applicable, associated interest and penalties are also recorded.

Customer Advances and Amounts in Excess of Cost Incurred

The Company receives advances, performance-based payments and progress payments from customers that may exceed costs incurred on certain contracts, including contracts with agencies of the U.S. government. These advances are classified as advances from customers and will be offset against billings.

Revenue Recognition

The substantial majority of the Company's revenue is generated pursuant to written contractual arrangements to design, develop, manufacture and/or modify complex products, and to provide related engineering, technical and other services according to the specifications of the buyers (customers). These contracts may be fixed price or cost-reimbursable. The Company considers all contracts for treatment in accordance with FASB Emerging Issues Task Force No. 00-21, *Revenue Arrangements with Multiple Deliverables*, or EITF 00-21. EITF 00-21 provides for deferral to higher authoritative guidance, including American Institute of Certified Public Accountants Statement of Position 81-1, *Accounting for Performance of Construction-Type and Certain Production-Type Contracts*, or SOP 81-1, under which the majority of the Company's contracts are properly accounted for. Contracts which provide for multiple deliverables to which SOP 81-1 does not apply are accounted for in accordance with the provisions of EITF 00-21.

EITF 00-21 addresses accounting for arrangements under which a vendor will perform multiple revenue-generating activities. Under EITF 00-21, revenue arrangements with multiple deliverables should be divided into separate units of accounting if the deliverables have value to the customer on a stand-alone basis; there is objective and reliable evidence of the fair value of the undelivered item(s); and, if the arrangement includes a general right of return, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. The Company occasionally enters into arrangements that consist of installation and repair contracts associated with hardware sold by the Company. Such arrangements consist of separate contractual arrangements and are divided into separate units of accounting where the delivered item has value to the customer on a stand-alone basis and there is objective and reasonable evidence of the fair value of the installation contract. Consideration is allocated among the separate units of accounting based on their relative fair values.

Product sales revenue is composed of revenue recognized on contracts for the delivery of production hardware and related activities. Contract services revenue is composed of revenue recognized on contracts for the provision of services, including repairs, training, engineering design, development and prototyping activities.

Revenue from cost-plus-fee contracts are recognized on the basis of costs incurred during the period plus the fee earned. Revenue from fixed-price contracts are recognized on the percentage-of-completion method. Contract costs include all direct material and labor costs and those indirect costs related to contract performance. Unbilled receivables represent costs incurred and related profit on contracts not yet billed to customers, and are invoiced in subsequent periods.

Product sales revenue is recognized on the percentage-of-completion method or upon transfer of title to the customer, which is generally upon shipment. Shipping and handling costs incurred are included in cost of sales.

Revenue and profits on fixed-price production contracts, where units are produced and delivered in a continuous or sequential process, are recorded as units are delivered based on their selling prices (the "units-of-delivery method"). Revenue and profits on other fixed-price contracts with significant engineering as well as production requirements are recorded based on the ratio of total actual incurred costs to date to the total estimated costs for each contract (the "cost-to-cost method"). Accounting for revenue and profits on a fixed-price contract requires the preparation of estimates of (1) the total contract revenue, (2) the total costs at completion, which is equal to the sum of the actual incurred costs to date on the contract and the estimated costs to complete the contract's statement of work and (3) the measurement of progress towards completion. The estimated profit or loss at completion on a contract is equal to the difference between the total estimated contract revenue and the total estimated cost at completion. Under the units-of-delivery method, sales on a fixed-price type contract are recorded as the units are delivered during the period based on their contractual selling prices. Under the cost-to-cost method, sales on a fixed-price type contract are recorded at amounts equal to the ratio of actual cumulative costs incurred divided by total estimated costs at completion, multiplied by (i) the total estimated contract revenue, less (ii) the cumulative sales recognized in prior periods. The profit recorded on a contract in any period using either the units-of-delivery method or cost-to-cost method is equal to (i) the current estimated total profit margin multiplied by the cumulative sales recognized, less (ii) the amount of cumulative profit previously recorded for the contract. In the case of a contract for which the total estimated costs exceed the total estimated revenue, a loss arises, and a provision for the entire loss is recorded in the period that it becomes evident. The unrecoverable costs on a loss contract that are expected to be incurred in future periods are recorded in the program cost.

Significant management judgments and estimates must be made and used in connection with the recognition of revenue in any accounting period. Material differences in the amount of revenue in any given period may result if these judgments or estimates prove to be incorrect or if management's estimates change on the basis of development of the business, market conditions or other factors. Management judgments and estimates have been applied consistently and have been reliable historically.

Stock-Based Compensation

Prior to May 1, 2006, the Company accounted for incentive stock plans in accordance with Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, or APB 25, and related Interpretations, as permitted by SFAS No. 123, *Accounting for Stock Based Compensation*. No stock based employee compensation was reflected in net income, as all options granted under those plans had an exercise price equal to the fair value of the underlying common stock on the date of grant. Effective May 1, 2006 the Company adopted the fair value recognition provisions of SFAS No. 123(R), *Share-Based Payment*, or SFAS No. 123(R), using the prospective-transition method.

The following table illustrates the impact on net earnings and earnings per common share if the fair value method had been applied for all periods presented.

	Year Ended April 30, 2006
Pro forma:	
Net income — as reported	$ 11,208
Stock based compensation, net of tax	(114)
Net income — pro forma	$ 11,094
Earnings per share data	
Basic — reported	$ 0.86
Basic — pro forma	$ 0.85
Diluted — reported	$ 0.75
Diluted — pro forma	$ 0.75
Weighted average shares outstanding used in computation:	
Basic	13,011,639
Diluted	14,873,651

The fair value of each option grant is estimated on the date of grant using the minimum value option pricing model, with the following assumptions used for the year ended April 30, 2006: risk-free interest rate of 6.75%, an expected options life of five years after vesting, and no expected dividends.

Share Repurchases

The Company repurchased shares in accordance with various repurchase agreements prior to the termination of such agreements upon the consummation of the Company's initial public offering on January 26, 2007. Such agreements gave the Company the right to repurchase shares from employees upon their separation from the Company and specified the terms of such

Notes to the Consolidated Financial Statements *(continued)*

1. Organization and Significant Accounting Policies *(continued)*

repurchase. These repurchase agreements, which were entered into by employees in connection with grants of options by the Company pursuant to its stock-based compensation plans, provided that the Company had the option to repurchase shares from such employees at a price that was equal to either (i) the price paid for shares of the Company's common stock in a substantial transaction that occurred in the last year or (ii) in the event that no such substantial transaction had occurred in the last year, at a price based upon a multiple of the Company's pre-tax profits. This repurchase price was intended to approximate the fair market value of the repurchased shares. In the event that shares were repurchased within six months of exercise, compensation expense was recorded in accordance with FASB interpretation No. 44, *Accounting for Certain Transactions Involving Stock Compensation*, or FIN 44. The Company recognized compensation expense related to shares repurchased within six months of exercise of approximately $12,000 and $234,000 for the years ended April 30, 2007 and 2006, respectively.

Repurchased shares are restored to the status of authorized but unissued shares.

Research and Development

Internally funded research and development costs, or IRAD, sponsored by the Company relate to both U.S. government products and services and those for commercial and foreign customers. IRAD costs for the Company's businesses that are U.S. government contractors are recoverable indirect contract costs that are allocated to the U.S. government contracts in accordance with U.S. government procurement regulations.

Customer-funded research and development costs are incurred pursuant to contracts (revenue arrangements) to perform research and development activities according to customer specifications. These costs are direct contract costs and are expensed to cost of sales when the corresponding revenue is recognized, which is generally as the research and development services are performed. Revenues from customer-funded research and development were approximately $28,280,000, $19,438,000 and $11,568,000 for the years ended April 30, 2008, 2007 and 2006, respectively. The related costs of sales for customer-funded research and development totaled approximately $19,631,000, $13,460,000 and $8,184,000 for the years ended April 30, 2008, 2007 and 2006, respectively.

Lease Accounting

The Company accounts for its leases under the provisions of SFAS No. 13, *Accounting for Leases*, and subsequent amendments, which require that leases be evaluated and classified as operating leases or capital leases for financial reporting purposes. Certain operating leases contain rent escalation clauses, which are recorded on a straight-line basis over the initial term of the lease with the difference between the rent paid and the straight-line rent recorded as a deferred rent liability. Lease incentives received from landlords are recorded as deferred rent liabilities and are amortized on a straight-line basis over the lease term as a reduction to rent expense. Deferred rent liabilities were approximately $941,000 and $541,000 as of April 30, 2008 and 2007, respectively.

Advertising Costs

Advertising costs consist of tradeshows and other marketing activities, and are expensed as incurred. Advertising expenses included in selling, general and administrative expenses were approximately $426,000, $338,000 and $266,000 for the years ended April 30, 2008, 2007 and 2006, respectively.

Earnings Per Share

Basic earnings per share are computed using the weighted-average number of common shares outstanding and excludes any anti-dilutive effects of options, warrants and convertible securities. The dilutive effect of potential common shares outstanding is included in diluted earnings per share.

The reconciliation of diluted to basic shares is as follows:

Year Ended April 30,	2008	2007	2006
Numerator for basic earnings per share:			
Net income	$21,386,000	$20,718,000	$11,208,000
Denominator for basic earnings per share:			
Weighted average common shares	19,766,881	14,946,502	13,011,639
Dilutive effect of employee stock options	1,605,524	2,045,510	1,862,012
Denominator for diluted earnings per share	21,372,405	16,992,012	14,873,651

During the year ended April 30, 2008, certain options were not included in the computation of diluted earnings per share because their inclusion would have been anti-dilutive. The number of options which met this anti-dilutive criterion was approximately 379,000 for the year ended April 30, 2008. During the years ended April 30, 2007 and 2006, there were no stock options that were anti-dilutive to earnings per share.

Recently Issued Accounting Standards

In February 2008, the FASB issued FASB Staff Position, or FSP SFAS No. 157-2, *Effective Date for FASB Statement No. 157.* This FSP permits the delayed application of SFAS No. 157 for all nonrecurring fair value measurements of non-financial assets and non-financial liabilities until fiscal years beginning after November 15, 2008. The Company will adopt SFAS No. 157 in accordance with the guidance of FSP SFAS No. 157-2 as stated above.

In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations*, or SFAS No. 141(R). SFAS No. 141(R)'s objective is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after December 31, 2008. The adoption of SFAS No. 141(R) is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115*, or SFAS No. 159. This statement permits entities to choose to measure certain financial instruments and certain other items at fair value. SFAS No. 159 is effective at the beginning of an entity's first fiscal year that begins after November 15, 2007. The adoption of SFAS No. 159 is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*, or SFAS No. 157. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement is effective for financial assets and liabilities in financial statements issued for fiscal years beginning after November 15, 2007. The adoption of SFAS No. 157 is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

2. Short-term Investments

During the fourth quarter of the fiscal year ended April 30, 2008, the Company began experiencing failed auctions on some of its auction rate securities. A failed auction occurs when a buyer for the securities cannot be obtained and the market maker does not buy the security for its own account. The Company continues to earn interest on the investments that failed to settle at auction, at the maximum contractual rate until the next auction occurs. In the event the Company needs to access funds invested in these auction rate securities, the Company may not be able to liquidate these securities at the fair value recorded on April 30, 2008 until a future auction of these securities is successful or a buyer is found outside of the auction process.

As a result of the failed auctions, the fair values of these securities are estimated utilizing a discounted cash flow analysis or other types of valuation models as of April 30, 2008. These analyses consider, among other items, the collateralization underlying the security investments, the creditworthiness of the counterparty, the timing of expected future cash flows, and the expectation of the next time the security is expected to have a successful auction. The fair value calculated by the Company approximated the recorded value of the securities, therefore there was no impairment of the securities as of April 30, 2008.

Based on the Company's ability to access its cash and cash equivalents, expected operating cash flows, and other sources of cash, the Company does not anticipate the current lack of liquidity on these investments will affect its ability to operate the business in the ordinary course. The Company believes the current lack of liquidity of these investments is temporary and expects that the securities will be redeemed or refinanced within the next twelve months and therefore has classified the auction rate securities as current assets as of April 30, 2008. The Company will continue to monitor the value of its auction rate securities at each reporting period for a possible impairment if a decline in fair value occurs.

Since April 30, 2008, the Company experienced successful auctions with two of the bonds held at April 30, 2008, which totaled $4.0 million, the par value of the auction rate securities. As of June 13, 2008 including the securities involved in failed auctions, the Company held approximately $9.4 million of these auction rate securities, all of which carry investment grade ratings.

3. Inventories, net

Inventories consist of the following:

April 30,	*2008*	*2007*
(In thousands)		
Raw materials	$ 6,855	$ 5,418
Work in process	4,958	3,514
Finished goods	5,651	6,221
Inventories, gross	17,464	15,153
Reserve for inventory obsolescence	(1,541)	(1,138)
Inventories, net	$15,923	$14,015

Notes to the Consolidated Financial Statements *(continued)*

4. Property and Equipment, Net

Property and equipment consist of the following:

April 30,	*2008*	*2007*
(In thousands)		
Assets held for lease	$ 1,003	$ 998
Leasehold improvements	4,799	1,742
Machinery and equipment	9,536	6,982
Furniture and fixtures	1,905	1,549
Computer equipment and software	6,166	5,568
Construction in process	693	707
	24,102	17,546
Less accumulated depreciation and amortization	(13,794)	(11,317)
Property and equipment, net	$ 10,308	$ 6,229

5. Warranty Reserves

Warranty reserve activity is summarized as follows:

April 30,	*2008*	*2007*
(In thousands)		
Beginning balance	$ 263	$ 344
Warranty expense	844	646
Warranty costs incurred	(763)	(727)
Ending balance	$ 344	$ 263

6. Bank Borrowings

As of April 30, 2008, the Company had a working capital line of credit with a bank with a borrowing limit of $25,000,000. Borrowings bore interest at the bank's prime commercial lending rate minus 0.25%, which was 5.00% as of April 30, 2008 and 8.25% as of April 30, 2007. The line of credit was secured by substantially all of the Company's assets. Interest on amounts outstanding under the line of credit was due monthly. All principal plus accrued but unpaid interest on the line of credit would have been due August 31, 2009. The Company had no outstanding balance on the line of credit as of April 30, 2008 or April 30, 2007. Effective June 23, 2008, the Company cancelled the line of credit with the bank to avoid unused commitment fees.

The credit facility contained several financial covenants, including maximum liquidity and leverage ratios, and limitations on additional indebtedness. The facility included customary default provisions, and all outstanding obligations may have become immediately due and payable in the event of the Company's default. The Company was in compliance with these covenants as of April 30, 2008.

7. Employee Savings Plan

The Company has an employee 401(k) savings plan covering all eligible employees. The Company expensed approximately $1,392,000, $1,140,000 and $918,000 in contributions to the plan for the years ended April 30, 2008, 2007 and 2006, respectively. Annual contributions are at the discretion of management.

8. Supplemental Executive Retirement Plan

On May 19, 2005, the Company implemented a Supplemental Executive Retirement Plan, or SERP, which is a non-qualified executive benefit plan in which the Company agreed to pay the Chairman of the Board, or Chairman, additional benefits at retirement. The SERP is an unfunded plan, which means that there are no specific assets set aside by the Company. The Chairman had no rights under the agreement beyond those of a general creditor of the Company. During the year ended April 30, 2006, the Company recognized approximately $2,209,000 of selling, general and administrative expense charged to operations and recorded such expense as a long-term liability in connection with this plan. The SERP was fully vested on May 19, 2006, the first anniversary of the Chairman's participation. Pursuant to the terms of the agreement, upon the completion of the Company's initial public offering of equity securities, all benefits to be paid under the SERP were forfeited. Accordingly, the long-term liability of $2,209,000 was reversed in January 2007 and recorded as a reduction to selling, general, and administrative expense.

9. Equity

On January 26, 2007, the Company completed its initial public offering, consisting of 5,252,285 shares of common stock. As part of the offering, an additional 2,452,715 shares were sold by selling stockholders. A total of 7,705,000 shares were sold at a public offering price of $17.00, resulting in net proceeds to the Company of approximately $80.5 million, after deducting payment of underwriters' discounts and commissions and offering expenses.

In connection with the initial public offering, the Company reincorporated in Delaware, effective on December 6, 2006, and effected a 7.0378-to-one stock split on January 18, 2007. All share and per share data, including prior period data as appropriate, have been adjusted to reflect this split.

10. Stock-Based Compensation

The Company adopted SFAS No. 123R effective May 1, 2006. Because the Company historically used the minimum value method of measuring stock options, implementation of SFAS No. 123R applies prospectively to new awards after adoption. No expense is recognized for options granted prior to adoption. For the years ended April 30, 2008 and 2007, the Company recorded stock-based compensation expense for options that vested of approximately $490,000 and $58,000, respectively.

On January 14, 2007, the stockholders of the Company approved the 2006 Equity Incentive Plan, or 2006 Plan, effective January 21, 2007, for officers, directors, key employees and consultants. Under the 2006 Plan, incentive stock options, nonqualified stock options, restricted stock awards, stock appreciation right awards, performance share awards, performance stock unit awards, dividend equivalents awards, stock payment awards, deferred stock awards, restricted stock unit awards, other stock-based awards, performance bonus awards or performance-based awards may be granted at the discretion of a committee, which consists of outside directors. A maximum of 3,684,157 shares of stock may be issued pursuant to awards under the 2006 Plan. The maximum number of shares of common stock with respect to one or more awards that may be granted to any one participant during any twelve month period is 950,000. A maximum of $9,500,000 may be paid in cash as a performance-based award. The exercise price for any incentive stock option shall not be less than 100% of the fair market value on the date of grant. Vesting of awards is established at the time of grant.

The Company had an equity incentive plan, or 2002 Plan, for officers, directors and key employees. Under the 2002 Plan, incentive stock options or nonqualified stock options were granted, as determined by the administrator at the time of grant. Stock purchase rights were also granted under the 2002 Plan. Options under the 2002 Plan were granted at their fair market value (as determined by the board of directors). The options become exercisable at various times over a five-year period from the grant date. The 2002 Plan was terminated on the effective date of the 2006 Plan. Awards outstanding under the 2002 Plan remain outstanding and exercisable; no additional awards may be made under the 2002 Plan.

The Company had a 1992 nonqualified stock option plan, or 1992 Plan, for certain officers and key employees. Options under the 1992 Plan were granted at their fair market value (as determined by the board of directors) at the date of grant and became exercisable at various times over a five-year period from the grant date. The 1992 Plan expired in August 2002.

The Company had a 1994 nonqualified stock option plan, or 1994 Directors' Plan, for the directors of the Company. Options under the 1994 Directors' Plan were granted at their fair market value (as determined by the board of directors) at the date of grant and became exercisable on the date of grant. The 1994 Directors' Plan expired in June 2004.

The fair value of stock options granted was estimated at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions for the years ended April 30, 2008 and 2007:

Year Ended April 30,	*2008*	*2007*
Expected term (in years)	6.5	6.5
Expected volatility	19.50%	22.41%
Risk-free interest rate	4.60%	4.56%
Expected dividend	—	—
Weighted average fair value at grant date	$ 7.49	$ 4.12

The expected term of stock options represents the weighted average period the Company expects the stock options to remain outstanding, using a midpoint model based on the Company's historical exercise and post-vesting cancellation experience and the remaining contractual life of its outstanding options.

The expected volatility is based on peer group volatility in the absence of historical market data for the Company's stock, as permitted under SFAS No. 123(R). The peer group volatility was derived based on historical volatility of a comparable peer group index consisting of companies operating in a similar industry.

The risk free interest rate is based on the implied yield on a U.S. Treasury zero-coupon bond with a remaining term that approximates the expected term of the option.

The expected dividend yield of zero reflects that the Company has not paid any cash dividends since inception and does not anticipate paying cash dividends in the foreseeable future.

Notes to the Consolidated Financial Statements *(continued)*

10. Stock-Based Compensation *(continued)*

Information related to the stock option plans at April 30, 2008, 2007 and 2006, and for the years then ended is as follows:

	2006 Plan		*2002 Plan*		*1994 Directors' Plan*		*1992 Plan*	
	Shares	*Weighted Average Exercise Price*	*Shares*	*Weighted Average Exercise Price*	*Shares*	*Weighted Average Exercise Price*	*Shares*	*Weighted Average Exercise Price*
Outstanding at April 30, 2005	—	$ —	1,290,733	$ 0.69	70,378	$0.59	2,476,602	$0.55
Options granted	—	—	443,381	2.13	—	—	—	—
Options exercised	—	—	(64,396)	0.67	—	—	(427,898)	0.54
Options canceled	—	—	(33,078)	0.78	—	—	—	—
Outstanding at April 30, 2006	—	—	1,636,640	1.08	70,378	0.59	2,048,704	0.56
Options granted	—	—	123,162	11.79	—	—	—	—
Options exercised	—	—	(204,858)	0.69	(35,189)	0.59	(106,998)	0.59
Options canceled	—	—	(22,521)	4.39	—	—	—	—
Outstanding at April 30, 2007	—	—	1,532,423	1.95	35,189	0.59	1,941,706	0.55
Options granted	386,310	21.90	—	—	—	—	—	—
Options exercised	—	—	(388,087)	1.12	(35,189)	0.59	(1,314,811)	0.58
Options canceled	(7,000)	24.09	(66,859)	2.76	—	—	—	—
Outstanding at April 30, 2008	379,310	21.86	1,077,477	2.20	—	—	626,895	0.49
Options exercisable at April, 2008	—	—	620,021	1.26	—	—	626,895	0.49

The total intrinsic value of all options exercised during the years ended April 30, 2008, 2007 and 2006 were approximately $35,874,000, $589,000, and $807,000.

A summary of the status of the Company's non-vested stock options as of April 30, 2008 and the year then ended is as follows:

Non-vested Options	*Shares*	*Weighted Average Grant Date Fair Value*
Non-vested at April 30, 2007	882,531	$0.54
Granted	386,310	$7.49
Cancelled	(73,859)	$1.02
Vested	(358,216)	$0.26
Non-vested at April 30, 2008	836,766	$3.82

As of April 30, 2008, there was approximately $2,440,000 of total unrecognized compensation cost related to non-vested share-based compensation awards granted under the stock option plans. That cost is expected to be recognized over an approximately four-year period or a weighted average period of approximately four years.

Proceeds from all option exercises under all stock option plans for the years ended April 30, 2008, 2007 and 2006 were approximately $1,209,000, $220,000 and $197,000, respectively. The tax benefit realized from option exercises during the years ended April 30, 2008, 2007 and 2006 was approximately $10,813,000 $629,000, and $175,000, respectively.

The following tabulation summarizes certain information concerning outstanding and exercisable options at April 30, 2008:

	Options Outstanding			*Options Exercisable*	
Range of Exercise Prices	*As of April 30, 2008*	*Weighted Average Remaining Contractual Life In Years*	*Weighted Average Exercise Price*	*As of April 30, 2008*	*Weighted Average Exercise Price*
$0.37	276,312	5.30	$ 0.37	276,312	$ 0.37
0.59	350,583	4.77	0.59	350,583	0.59
0.64-0.78	655,203	5.24	0.71	494,735	0.70
2.13	318,828	7.47	2.13	107,697	2.13
11.79	103,446	8.03	11.79	17,589	11.79
19.76-24.09	379,310	9.28	21.86	—	—
$0.37-24.09	2,083,682	6.38	$ 5.26	1,246,916	$ 0.88

The remaining weighted average contractual life of exercisable options at April 30, 2008 was 5.28 years.

11. Income Taxes

A reconciliation of income tax expense computed using the U.S. federal statutory rates to actual income tax expense is as follows:

Year Ended April 30,	*2008*	*2007*	*2006*
U.S. federal statutory income tax rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal benefit	3.8	5.4	5.5
R&D credit	(2.1)	(3.9)	(11.8)
Other	(3.0)	(0.8)	1.4
Effective income tax rate	33.7%	35.7%	30.2%

The components of the provision for income taxes are as follows:

Year Ended April 30,	*2008*	*2007*	*2006*
(In thousands)			
Current:			
Federal	$11,382	$ 7,066	$ 5,375
State	2,575	3,595	931
	13,957	10,661	6,306
Deferred:			
Federal	(2,394)	18	(979)
State	(710)	923	(476)
	(3,104)	941	(1,455)
Change in valuation allowance	—	(118)	(2)
Total income tax expense	$10,853	$11,484	$ 4,849

Significant components of the Company's deferred income tax assets are as follows:

April 30,	*2008*	*2007*
(In thousands)		
Deferred income tax assets:		
Book over tax depreciation	$1,203	$ 755
Accrued expenses	2,455	1,084
Allowances, reserves, and other	1,622	646
Net operating loss and other	398	89
	5,678	2,574
Less: valuation allowance	(83)	(83)
Total deferred income tax assets, net	$5,595	$2,491

On May 1, 2007, the Company adopted the provisions of Interpretation No. 48, or FIN No. 48, *Accounting for Uncertainty in Income Taxes: an interpretation of FASB Statement No. 109*. The Company recorded a reduction to retained earnings of approximately $581,000 as a result of the implementation of FIN No. 48. At the adoption date of May 1, 2007, the Company had approximately $5,356,000 of unrecognized tax benefits. At April 30, 2008, the Company had approximately $5,784,000 of unrecognized tax benefits all of which would impact the Company's effective tax rate if recognized. The Company estimates that $1,277,000 of its unrecognized tax benefits will decrease in the next twelve months due to statute of limitation expiration.

Notes to the Consolidated Financial Statements *(continued)*

11. Income Taxes *(continued)*

The following table summarizes the activity related to our gross unrecognized tax benefits from May 1, 2007 to April 30, 2008 (in thousands):

Balance as of May 1, 2007	$5,356
Increases related to prior year tax positions	60
Increases related to current year tax positions	678
Decreases related to lapsing of statute of limitations	(310)
Balance as of April 30, 2008	$5,784

The Company records interest and penalties on uncertain tax positions to income tax expense. As of May 1, 2007 and April 30, 2008, the Company had accrued approximately $346,000 and $441,000, respectively, of interest and penalties related to uncertain tax positions. The Company is currently under audit by various state jurisdictions but does not anticipate any material adjustments from these examinations. The tax years 2005 to 2007 remain open to examination by the IRS for federal income taxes. The tax years 2004 to 2007 remain open for major state taxing jurisdictions.

12. Related Party Transactions

Pursuant to a consulting agreement, the Company paid a board member approximately $236,000, $245,000 and $258,000 during the years ended April 30, 2008, 2007 and 2006, respectively, for consulting services independent of his board service. The agreement stipulates the payment of approximately $16,000 plus expenses per month, in exchange for consulting services.

During the year ended April 30, 2006, the Company employed the services of Summit Selling Systems, Inc., or Summit, and accordingly paid Summit approximately $35,000. One of the Company's board members has a beneficial interest in Summit. The Company did not employ the services of Summit during the fiscal years ended April 30, 2008 or 2007.

13. Commitments and Contingencies

Commitments

The Company's operations are conducted in leased facilities. Following is a summary of non-cancelable operating lease commitments:

(In thousands)	*Year Ending April 30*
2009	$2,793
2010	1,973
2011	1,200
2012	952
2013	159
Thereafter	—
	$7,077

Rental expense under operating leases was approximately $2,978,000, $2,331,000 and $1,723,000 for the years ended April 30, 2008, 2007 and 2006, respectively.

Contingencies

The Company is subject to legal proceedings and claims which arise out of the ordinary course of its business. Although occasional adverse decisions or settlements may occur, the Company, in consultation with legal counsel, believes that the final disposition of such matters will not have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Company.

Contract Cost Audits

Payments to the Company on government cost reimbursable contracts are based on provisional, or estimated indirect rates, which are subject to an annual audit by the Defense Contract Audit Agency, or DCAA. The cost audits result in the negotiation and determination of the final indirect cost rates that the Company may use for the period(s) audited. The final rates, if different from the provisional rates, may create an additional receivable or liability for the Company.

For example, during the course of its audits, the DCAA may question the Company's incurred costs, and if the DCAA believes the Company has accounted for such costs in a manner inconsistent with the requirements under Federal Acquisition Regulations, or FAR, the DCAA auditor may recommend to the Company's administrative contracting officer to disallow such costs. Historically, the Company has not experienced significant disallowed costs as a result of government audits. However, the Company can provide no assurance that the DCAA or other government audits will not result in material disallowances for incurred costs in the future.

The Company's revenue recognition policy calls for revenue recognized on all cost reimbursable government contracts to be recorded at actual rates unless collectability is not reasonably assured.

During 2008, the Company received correspondence from the U.S. Government that questioned certain costs and the Company's application of FAR on various matters. While several of the matters were settled during the year, the Company is currently in negotiations with the U.S. Government to settle the remaining matters which are still open as of April 30, 2008 and has performed analyses for fiscal years 2005 through 2008 and determined the potential risk to be a maximum of $2.4 million. In accordance with its policies, the Company has applied the provisions of SFAS No. 5 and recorded a minimum reserve related to these matters based upon the information available as of April 30, 2008.

14. Segment Data

The Company's product segments are as follows:

- Unmanned Aircraft Systems ("UAS") — The UAS segment consists primarily of the design and manufacture of small unmanned aircraft systems solutions.
- PosiCharge Systems ("PosiCharge") — The PosiCharge segment supplies fast charge systems for users of electric industrial vehicle batteries.
- Energy Technology Center — The Energy Technology Center segment consists of energy development projects and power processing test equipment product sales.

The accounting policies of the segments are the same as those described in Note 1, "Summary of Significant Accounting Policies." Because the products they design and sell generally define the operating segments, they do not make sales to each other. Depreciation and amortization related to the manufacturing of goods is included in gross margin for the segments. The Company does not discretely allocate assets to its operating segments, nor does the CODM evaluate operating segments using discrete asset information. Consequently, the Company operates its financial systems as a single segment for accounting and control purposes, maintains a single indirect rate structure across all segments, has no inter-segment sales or corporate elimination transactions, and maintains only limited financial statement information by segment.

The segment results are as follows:

Year Ended April 30, *(In thousands)*	2008	2007	2006
Revenue:			
UAS	$186,615	$146,538	$111,104
PosiCharge Systems	18,613	17,575	19,928
Energy Technology Center	10,518	9,608	8,325
Total	215,746	173,721	139,357
Gross margin:			
UAS	68,598	57,591	44,558
PosiCharge Systems	5,464	6,096	8,062
Energy Technology Center	4,485	4,795	4,139
Total	78,547	68,482	56,759
Selling, general and administrative	33,662	24,041	24,810
Research and development	16,441	13,940	16,098
Income from operations	28,444	30,501	15,851
Interest income	3,796	1,707	333
Interest expense	(1)	(6)	(127)
Income before income taxes	$ 32,239	$ 32,202	$ 16,057

Geographic Information

Sales to non-U.S. customers accounted for 6.1%, 4.6% and 1.5% of revenue for the fiscal years ended April 30, 2008, 2007 and 2006, respectively.

15. Quarterly Results of Operations (Unaudited)

The following tables present selected unaudited consolidated financial data for each of the eight quarters in the two-year period ended April 30, 2008. In the Company's opinion, this unaudited information has been prepared on the same basis as the audited information and includes all adjustments (consisting of only normal recurring adjustments) necessary for a fair statement of the financial information for the period presented. The Company's fiscal year ends on April 30. Due to the fixed year end date of April 30, the first and fourth quarters each consist of

Notes to the Consolidated Financial Statements *(continued)*

15. Quarterly Results of Operations (Unaudited) *(continued)*

approximately 13 weeks. The second and third quarters each consist of 13 weeks. The first three quarters end on a Saturday.

Three Months Ended	*July 28, 2007*	*October 27, 2007*	*January 26, 2008*	*April 30, 2008*
(In thousands except per share data)				
Year ended April 30, 2008				
Revenue	$49,204	$53,701	$48,535	$64,306
Gross margin	$16,837	$18,927	$19,833	$22,950
Net income	$ 3,844	$ 5,164	$ 5,965	$ 6,413
Net income per share — Basic	$ 0.20	$ 0.26	$ 0.30	$ 0.32
Net income per share — Diluted	$ 0.18	$ 0.24	$ 0.28	$ 0.30

Three Months Ended	*July 29, 2006*	*October 28, 2006*	*January 27, 2007*	*April 30, 2007*
(In thousands except per share data)				
Year ended April 30, 2007				
Revenue	$31,557	$45,189	$46,275	$50,700
Gross margin	$11,986	$17,770	$19,636	$19,090
Net income	$ 1,365	$ 4,894	$ 8,889	$ 5,570
Net income per share — Basic(1)	$ 0.10	$ 0.36	$ 0.65	$ 0.30
Net income per share — Diluted(1)	$ 0.09	$ 0.31	$ 0.57	$ 0.27

(1) Earnings per share is computed independently for each of the quarters presented. The sums of the quarterly earnings per share in fiscal 2007 do not equal the total earnings per share computed for the year due to rounding.

Supplementary Data
Schedule II — Valuation and Qualifying Accounts

		Additions			
Description	*Balance at Beginning of Period*	*Charged to Costs and Expenses*	*Charged to Other Accounts*	*Deductions*	*Balance at End of Period*
Allowance for doubtful accounts for the year ended April 30:					
2006	$ 88	$ 6	$ —	$ (8)	$ 86
2007	$ 86	$ 67	$ —	$ (4)	$ 149
2008	$ 149	$ 71	$ —	$ —	$ 220
Warranty reserve for the year ended April 30:					
2006	$ 282	$589	$ —	$(527)	$ 344
2007	$ 344	$646	$ —	$(727)	$ 263
2008	$ 263	$844	$ —	$(763)	$ 344
Reserve for inventory excess and obsolescence for the year ended April 30:					
2006	$1,132	$ —	$505	$(824)	$ 813
2007	$ 813	$325	$ —	$ —	$1,138
2008	$1,138	$455	$ —	$ (52)	$1,541

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not applicable.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can only provide reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. As required by Rule 13a-15(b) under the Exchange Act, we have carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective and were operating at a reasonable level.

Management's Report on Internal Control Over Financial Reporting

Our management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of management, including our principal executive and financial officers, we assessed our internal control over financial reporting as of April 30, 2008, based on criteria for effective internal control over financial reporting established in *Internal Control — Integrated Framework* , issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that the Company maintained effective internal control over financial reporting as of April 30, 2008 based on the specified criteria.

The effectiveness of our internal control over financial reporting as of April 30, 2008 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Item 9B. Other Information.

None.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of AeroVironment, Inc. and Subsidiaries

We have audited AeroVironment Inc.'s internal control over financial reporting as of April 30, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). AeroVironment Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, AeroVironment, Inc. maintained, in all material respects, effective internal control over financial reporting as of April 30, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of AeroVironment, Inc. and subsidiaries as of April 30, 2008 and 2007, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended April 30, 2008 of AeroVironment, Inc. and our report dated June 24, 2008 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Los Angeles, California
June 24, 2008

PART III

Item 10. Directors, Executive Officers, and Corporate Governance.

Certain information required by Item 401 and Item 405 of Regulation S-K will be included in the Proxy Statement for our 2008 Annual Meeting of Stockholders, and that information is incorporated by reference herein.

Codes of Ethics

We have adopted a Code of Business Conduct and Ethics, or Code of Conduct. The Code of Conduct is posted on our website, www.avinc.com. We intend to disclose on our website any amendments to, or waivers of, the Code of Conduct covering our Chief Executive Officer, Chief Financial Officer and/or Controller promptly following the date of such amendments or waivers. A copy of the Code of Conduct may be obtained upon request, without charge, by contacting our Secretary at (626) 357-9983 or by writing to us at AeroVironment, Inc., Attn: Secretary, 181 W. Huntington Dr., Suite 202, Monrovia, CA 91016. The information contained or connected to our website is not incorporated by reference into this annual report on Form 10-K and should not be considered part of this or any reported filed with the SEC.

No family relationships exist among any of our executive officers or directors.

There have been no material changes to the procedures by which security holders may recommend nominees to our board of directors.

The information required by Item 407(d)(4) and (d)(5) of Regulation S-K will be included in the Proxy Statement for our 2008 Annual Meeting of Stockholders, and that information is incorporated by reference herein.

Item 11. Executive Compensation.

The information required by Item 402 and Item 407(e)(4) and (5) of Regulation S-K will be included in the Proxy Statement for our 2008 Annual Meeting of Stockholders, and that information is incorporated by reference herein.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by Item 201(d) and Item 403 of Regulation S-K will be included in the Proxy Statement for our 2008 Annual Meeting of Stockholders, and that information is incorporated by reference herein.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by Item 404 and Item 407(a) of Regulation S-K will be included in the Proxy Statement for our 2008 Annual Meeting of Stockholders, and that information is incorporated by reference herein.

Item 14. Principal Accounting Fees and Services.

The information required by Item 14 will be included in the Proxy Statement for our 2008 Annual Meeting of Stockholders, and that information is incorporated by reference herein.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a)

The following are filed as part of this Annual Report on Form 10-K:

1. Financial Statements

The following consolidated financial statements are included in Item 8:

- Report of Independent Registered Public Accounting Firm
- Consolidated Balance Sheets at April 30, 2008 and 2007
- Consolidated Statements of Income for the Years ended April 30, 2008, 2007 and 2006
- Consolidated Statements of Stockholders' Equity for the Years ended April 30, 2008, 2007 and 2006
- Consolidated Statements of Cash Flows for the Years ended April 30, 2008, 2007 and 2006
- Notes to Consolidated Financial Statements

2. Financial Statement Schedules

The following Schedule is included in Item 8:

- Schedule II — Valuation and Qualifying Accounts

All other schedules have been omitted since the required information is not present, or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements or the Notes thereto.

Exhibits — See Item 15(b) of this report below.*(b)*

Exhibits

Exhibit Number	*Exhibit*
3.1[1]	Amended and Restated Certificate of Incorporation of AeroVironment, Inc.
3.3[1]	Amended and Restated Bylaws of AeroVironment, Inc.
4.1[2]	Form of AeroVironment, Inc.'s Common Stock Certificate
10.1#[2]	Form of Director and Executive Officer Indemnification Agreement
10.2#[2]	AeroVironment, Inc. Nonqualified Stock Option Plan
10.3#[2]	Form of Nonqualified Stock Option Agreement pursuant to the AeroVironment, Inc. Nonqualified Stock Option Plan
10.4#[2]	AeroVironment, Inc. Directors' Nonqualified Stock Option Plan
10.5#[2]	Form of Directors' Nonqualified Stock Option Agreement pursuant to the AeroVironment, Inc. Directors' Nonqualified Stock Option Plan
10.6#[2]	AeroVironment, Inc. 2002 Equity Incentive Plan
10.7#[2]	Form of AeroVironment, Inc. 2002 Equity Incentive Plan Stock Option Agreement
10.8#[2]	AeroVironment, Inc. 2006 Equity Incentive Plan
10.9#[2]	Form of Stock Option Agreement pursuant to the AeroVironment, Inc. 2006 Equity Incentive Plan
10.10*#[2]	Form of Performance Based Bonus Award pursuant to the AeroVironment, Inc. 2006 Equity Incentive Plan
10.11#[2]	AeroVironment, Inc. Supplemental Executive Retirement Plan, dated May 19, 2005
10.12[2]	Sublease Agreement, dated February 17, 2005, among AeroVironment, Inc., L-3 Communications Corporation and Thermotrex Corporation, for the property located at 900 Enchanted Way, Simi Valley, California 93065
10.13[2]	Standard Industrial/Commercial Single-Tenant Lease, dated August 8, 2005, between AeroVironment, Inc. and FKT Associates, for the property located at 1960 Walker Ave., Monrovia, California 91016
10.14[5]	Standard Industrial/Commercial Single-Tenant Lease, dated February 12, 2007, between AeroVironment, Inc. and OMP Industrial Moreland, LLC, for the property located at 85 Moreland Road, Simi Valley, California, including the addendum thereto.
10.15	Standard Industrial/Commercial Single-Tenant Lease, dated March 3, 2008, between AeroVironment, Inc. and Hillside III, LLC, for the property located at 900 Enchanted Way, Simi Valley, California, including the addendum thereto.

Exhibit Number	*Exhibit*
10.16	Standard Industrial/Commercial Single-Tenant Lease, dated April 21, 2008, between AeroVironment, Inc. and Hillside III, LLC, for the property located at 994 Flower Glen Street, Simi Valley, California, including the addendum thereto
10.17[(2)]	Business Loan Agreement, dated June 16, 2005, between AeroVironment, Inc. and California Bank & Trust, as amended.
10.18†[(2)]	AV Direct Project Request, dated July 7, 2005, between AeroVironment, Inc. and Marine Corps System Command
10.19†[(2)]	Award Contract, dated December 22, 2005, between AeroVironment, Inc. and Marine Corps System Command
10.20†[(2)]	Award Contract, dated August 15, 2005, between AeroVironment, Inc. and U.S. Army Aviation & Missile Command
10.21†[(2)]	Award Contract, dated September 21, 2004, between AeroVironment, Inc. and Natick Contracting Division
10.22†[(2)]	Award Contract, dated January 2, 2004, between AeroVironment, Inc. and U.S. Army Aviation & Missile Command
10.23†[(3)]	Award Contract, dated September 24, 2007, between AeroVironment, Inc. and United States Special Operations Command, as amended.
10.24†[(4)]	Award Contract, dated December 22, 2006, between AeroVironment, Inc. and the United States Air Force/Air Force Research Laboratory, Aeronautical Systems Center, as amended.
10.21#[(2)]	Standard Consulting Agreement, dated February 1, 2004, between AeroVironment, Inc. and Charles R. Holland
10.22*#[(2)]	Standard Consulting Agreement, dated November 1, 2005, between AeroVironment, Inc. and Charles R. Holland
10.23#[(2)]	Promissory Note, dated June 30, 2004, between AeroVironment, Inc. and Timothy E. Conver
10.24#[(2)]	Retiree Medical Plan
21.1	Subsidiaries of AeroVironment, Inc.
23.1	Consent of Ernst & Young LLP, independent registered public accounting firm
24.1	Power of Attorney (incorporated by reference to the signature page of this report on Form 10-K)
31.1	Certification Pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934
31.2	Certification Pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934
32.1	Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1) Incorporated by reference herein to the exhibits to the Company's Quarterly Report on Form 10-Q filed March 9, 2007 (File No. 001-33261)

(2) Incorporated by reference herein to the exhibits to the Company's Registration Statement on Form S-1 (File No. 333-137658)

(3) Incorporated by reference herein to the exhibits to the Company's Quarterly Report on Form 10-Q filed December 6, 2007 (File No. 001-33261).

(4) Incorporated by reference herein to the exhibits to the Company's Quarterly Report on Form 10-Q filed March 4, 2008 (File No. 001-33261).

(5) Incorporated by reference herein to the exhibits on the Company's Annual Report on Form 10-K filed June 29, 2007 (File No. 001-33261).

† Confidential treatment has been requested for portions of this exhibit.

 # Indicates management contract or compensatory plan.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEROVIRONMENT, INC.

Date: June 26, 2008

/s/ TIMOTHY E. CONVER

By: Timothy E. Conver
Its: Chairman, Chief Executive Officer and President (Principal Executive Officer)

KNOW ALL PERSONS BY THESE PRESENTS, that each of the persons whose signature appears below hereby constitutes and appoints Timothy E. Conver and Stephen C. Wright, each of them acting individually, as his attorney-in-fact, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming our signatures as they may be signed by our said attorney-in-fact and any and all amendments to this Annual Report on Form 10-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	*Title*	*Date*
/s/ TIMOTHY E. CONVER Timothy E. Conver	Chairman, President and Chief Executive Officer and Director (Principal Executive Officer)	June 26, 2008
/s/ STEPHEN C. WRIGHT Stephen C. Wright	Chief Financial Officer (Principal Financial and Accounting Officer)	June 26, 2008
/s/ JOSEPH F. ALIBRANDI Joseph F. Alibrandi	Director	June 26, 2008
/s/ KENNETH R. BAKER Kenneth R. Baker	Director	June 26, 2008
/s/ ARNOLD L. FISHMAN Arnold L. Fishman	Director	June 26, 2008
/s/ MURRAY GELL-MANN Murray Gell-Mann	Director	June 26, 2008
/s/ CHARLES R. HOLLAND Charles R. Holland	Director	June 26, 2008



Left to right: Joseph F. Alibrandi, Kenneth R. Baker, Timothy E. Conver, Arnold L. Fishman, Murray Gell-Mann, Charles R. Holland

Board of Directors

Joseph F. Alibrandi
Director
Chief Executive Officer, Alibrandi Associates

Kenneth R. Baker
Director
President and Chief Executive Officer (Retired), Altarum Institute

Timothy E. Conver
Director
Chairman, Chief Executive Officer and President, AeroVironment, Inc.

Arnold L. Fishman
Director
Chairman, Lieberman Research Worldwide

Murray Gell-Mann
Director
Co-Founder, Santa Fe Institute

Charles R. Holland
Director
General, USAF (Retired)
Former Commander, U.S. Special Operations Command (2000-2003)



Dr. Paul MacCready
1925 – 2007
AeroVironment Founder

Executive Management Team

Timothy E. Conver
Chairman, Chief Executive Officer and President

Stephen C. Wright
Vice President of Finance and Chief Financial Officer

John F. Grabowsky
Executive Vice President and General Manager Unmanned Aircraft Systems

Michael Bissonette
Vice President and General Manager Efficient Energy Systems

Cathleen S. Cline
Vice President of Administration

Stockholder Information

Investor Relations

Steven A. Gitlin
Director, Investor Relations

To obtain free copies of this report, please contact AeroVironment's Investor Relations Department:

AeroVironment, Inc.
Attn: Investor Relations
181 W. Huntington Drive, Suite 202
Monrovia, California 91016
Phone (626) 357-9983, ext. 245
Fax (626) 359-9628

Transfer Agent

American Stock Transfer
& Trust Company
59 Maiden Lane
New York, New York 10038
Shareholder Services (800) 937-5449

Independent Registered Public Accounting Firm

Ernst & Young LLP

Market Information

The common stock of the Company is traded on The Nasdaq Stock Market under the symbol "AVAV."

You can also contact us by sending an e-mail to ir@avinc.com or by visiting the Investor Relations page on the Company's website at http://investor.avinc.com.

Design: BLOCH+COULTER *Design Group,* www.blochcoulter.com

This document is printed on paper certified by the Forest Stewardship Council aerovironment

END

81 W. Huntington Drive, Suite 202, Monrovia, California 91016 +1 (626) 357-9983
www.avinc.com